Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     ARC Energy Trust announces second quarter 2009 results

     CALGARY, Aug. 6 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust ("ARC" or
"the Trust") announces the results for the second quarter ended June 30, 2009.

     <<
                                    Three Months Ended       Six Months Ended
                                         June 30                 June 30
                                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     FINANCIAL
     (Cdn$ millions, except per
      unit and per boe amounts)
     Revenue before royalties       235.2       512.0       460.4       919.9
       Per unit(1)                   0.99        2.38        1.98        4.29
       Per boe                       40.4       88.04        39.5       77.24
     Cash flow from operating
      activities(2)                 104.3       273.4       228.6       483.4
       Per unit(1)                   0.44        1.27        0.98        2.25
       Per boe                       17.9       47.02        19.6       40.59
     Net income                      66.1        57.3        88.4       138.6
       Per unit(3)                   0.28        0.27        0.38        0.65
     Distributions                   75.0       144.7       157.0       271.5
       Per unit(1)                   0.32        0.68        0.68        1.28
       Per cent of cash flow
        from operating
        activities(2)                  72          53          69          56
     Net debt outstanding(4)        737.6       756.1       737.6       756.1
     OPERATING
     Production
       Crude oil (bbl/d)           26,917      27,541      27,857      28,302
       Natural gas (mmcf/d)         200.2       194.7       197.0       199.5
       Natural gas liquids
        (bbl/d)                     3,679       3,906       3,721       3,882
       Total (boe/d)               63,969      63,896      64,418      65,436
     Average prices
       Crude oil ($/bbl)            62.74      118.32       54.36      103.63
       Natural gas ($/mcf)           3.73       10.41        4.45        9.07
       Natural gas liquids ($/bbl)  38.89       82.29       38.88       75.46
       Oil equivalent ($/boe)       40.32       87.73       39.36       76.95
     Operating netback ($/boe)
       Commodity and other
        revenue (before
        hedging)(5)                 40.41       88.04       39.49       77.24
       Transportation costs         (0.85)      (0.79)      (0.90)      (0.76)
       Royalties                    (4.72)     (15.79)      (5.52)     (13.77)
       Operating costs             (11.02)     (10.71)     (10.57)     (10.11)
       Netback (before hedging)     23.82       60.75       22.49       52.60
     -------------------------------------------------------------------------
     TRUST UNITS
     (millions)
     Units outstanding, end of
      period(6)                     237.1       215.8       237.1       215.8
     Weighted average trust
      units(7)                      236.6       215.2       232.8       214.5
     -------------------------------------------------------------------------
     TRUST UNIT TRADING STATISTICS
     (Cdn$, except volumes) based
      on intra-day trading
     High                           19.25       33.95       20.90       33.95
     Low                            14.12       25.19       11.73       20.00
     Close                          17.81       33.95       17.81       33.95
     Average daily volume
      (thousands)                     988         659       1,113         764
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution record date.
     (2) Cash flow from operating activities is a GAAP measure. Historically,
         Management has disclosed Cash Flow as a non-GAAP measure calculated using cash flow from operating activities less the change in non-cash working capital and the expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash
         Flows. Cash Flow for the second quarter of 2009 would be
         $120.5 million ($0.51 per unit) and $237.1 million ($1.02 per unit)
         year-to-date. Distributions as a percentage of Cash Flow would be
         62 per cent for the second quarter of 2009 (66 per cent year-to-
         date).
     (3) Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding
         (excluding trust units issuable for exchangeable shares).
     (4) Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.
     (5) Includes other revenue.
     (6) For the second quarter of 2009, includes 0.9 million (1.1 million in
         2008) exchangeable shares exchangeable into 2.634 trust units (2.517 in 2008) each for an aggregate 2.5 million (2.7 million in 2008)
         trust units.
     (7) Includes trust units issuable for outstanding exchangeable shares at period end.

     ACCOMPLISHMENTS/FINANCIAL UPDATE
     --------------------------------
     -   Production for the quarter was ahead of budget at 63,969 boe per day with higher than anticipated production at Dawson, Ante Creek and
         Goodlands despite completing 37 oil and natural gas facility turnarounds during the quarter on the Trust's operated properties.
         The higher production at Goodlands and Ante Creek was the result of better than anticipated results from horizontal development wells that were drilled during the winter. ARC plans on following up these successes with four horizontal wells at Goodlands and four horizontal wells at Ante Creek prior to year-end. Preliminary results from two horizontal wells in the Pembina area have also been encouraging. Each of the two wells averaged 300 boe per day during their first month on production. The Trust expects full year corporate production to average between 63,000 and 64,000 boe per day at an operating cost of approximately $10.70 per boe.

     -   Cash flow from operating activities was $104.3 million, or $0.44 per unit, a significant decline from the $273.4 million ($1.27 per unit), achieved in the comparable quarter in 2008. This decline was as a result of a 54 per cent decline in commodity prices. The more commonly used Cash Flow, a non-GAAP measure, was $120.5 million or
         $0.51 per unit. Net income for the quarter of $66.1 million was comparable to last year's $57.3 million as the current year decline in commodity revenue was offset by the recording of a $39.7 million non-cash foreign exchange gain on the Trust's U.S. denominated debt and a decrease in non-cash losses on the Trust's risk management contracts when compared to the second quarter of 2008. In response to the decreased cash flow levels in 2009, the Trust decreased monthly distributions to $0.10 per unit or 72 per cent of cash flow from operating activities. This provided sufficient cash flow to fund 55 per cent of the second quarter capital program (90 per cent when including the quarterly proceeds from the distributions re-
         investment program) with only 10 per cent being funded through debt.

     -   The Trust executed a $48.9 million capital expenditure program in the second quarter of 2009 that included: drilling one oil well in southeast Saskatchewan, drilling eight natural gas wells in the
         Dawson area, and spending $10.4 million on the new gas plant at
         Dawson. Of the wells drilled in the second quarter, two natural gas wells were completed as well as 26 additional wells that were drilled in previous quarters.

     -   The Trust has maintained its capital expenditure guidance at $350 million for full year 2009. Included in this number is
         approximately $30 million of new projects that have been added to take advantage of drilling incentives provided by the Alberta
         Government and to follow-up on the success of our horizontal drilling program.

     -   On April 14, 2009, the Trust announced the closing of a private placement of long-term debt in the form of senior secured notes totaling US$125 million at a blended average interest rate of 7.47 per cent. The notes were offered in three tranches with repayment dates between 2012 and 2021 allowing the Trust to convert a portion of its credit facility debt to long term notes that mature over a number of years as opposed to being re-financed all in one year.
         Proceeds from the notes were used to reduce the debt outstanding on the Trust's $800 million credit facility. At June 30, 2009 the Trust had approximately $650 million of unused credit available and a net debt to annualized year-to-date cash flow from operating activities of 1.6 times.

     -   The Trust's reserves and production profile is managed to mitigate the impact of commodity price volatility. The Trust's first half 2009 production is weighted 49 per cent to crude oil and natural gas liquids and 51 per cent to natural gas. Although natural gas prices have decreased throughout the second quarter of 2009, the recovery of crude oil prices during the second quarter has tempered the impact of lower realized natural gas prices.

     -   The Trust's current plans are to convert to a dividend paying
         Corporation effective December 31, 2010. At this time, Management believes that this will be the most logical and tax efficient alternative for ARC unitholders. The potential conversion, that will be subject to regulatory and unitholder approval, is in the planning stages and ARC is working with legal and tax advisors to map out the required steps for the conversion process.

      -  Montney Resource Play Development

         Production from the Dawson area was above budget at an average rate of 56 mmcf per day throughout the second quarter as a planned turnaround of a third party gas plant was delayed to the third quarter.

         During the second quarter of 2009, the Trust spent $29.1 million on development activities in the Dawson area including drilling seven horizontal wells, one of which was completed during the quarter. One vertical well was also drilled and completed during the quarter. The
         Dawson B-10-8-79-14W6 horizontal well tested 9.5 mmcf per day of natural gas at a flowing pressure of 2,000 pounds per square inch.
         One vertical acid gas disposal well required for the new gas plant was also drilled and completed during the quarter. The Trust plans to drill two additional horizontal wells at Dawson during the second half of 2009.

         At this time, the Trust has 22 wells drilled in the Dawson gas field that are in various stages of completion. In the completed and waiting on tie-in category are 14 wells (six horizontal and eight vertical), while the remaining eight wells (six horizontal and two vertical) are yet to be completed. In addition to these Dawson wells, the Trust has drilled five vertical wells and two horizontal wells in the Sunrise-Sunset area, none of which are tied-in. The
         Trust has also participated in one partner operated horizontal well at Sunrise.

         The Trust drilled a successful exploration well on its Montney West lands during the quarter. The Sunset 13-24-79-19W6 well encountered over 150 meters of gas bearing porosity within the Montney formation.
         Results from this well are similar to those encountered in ARC's
         Sunrise discovery wells. ARC plans to participate in a small development project on partner operated lands at Sunrise. Current plans call for the drilling of four horizontal wells, construction of pipelines and a gathering system and the expansion of a third party operated gas plant. Assuming that the drilling and construction go as planned, production from this area should be approximately 10 mmcf per day net to ARC's 50 per cent working interest by the beginning of
         2010.

         The Trust continues to work towards a first quarter 2010 completion date for a new 60 mmcf per day gas plant at Dawson. $18.8 million has been spent year-to-date on the project with design work complete, all major equipment ordered and the public notification process completed. Applications have been submitted to the appropriate regulatory agencies and are currently under review with approvals for construction expected by the end of August. As long as construction starts by early September, ARC expects that the gas plant will be operational by the end of the first quarter of 2010.

     -   Enhanced Oil Recovery Initiatives

         During the second quarter, the Trust spent $4 million on enhanced oil recovery ("EOR") initiatives. The Redwater CO(2) pilot project continues with both the CO(2) injection and oil production facilities continuing operations. Highlights for the quarter included the addition of a second production well and CO(2) injection volumes continuing to ramp up as scheduled. Results continue to be encouraging but the Trust anticipates that it will take until at least the first quarter of 2010 before it will know to what extent the pilot has been successful in mobilizing incremental volumes of oil. While the pilot project may indicate enhanced recovery, the current outlook for crude oil prices and the cost and availability of
         CO(2) may impact the Trust's ability to achieve commercial viability for a full scale EOR scheme at Redwater.

     MANAGEMENT'S DISCUSSION AND ANALYSIS
     ------------------------------------
     >>

     This management's discussion and analysis ("MD&A") is the Trust management's analysis of its financial performance and significant trends or external factors that may affect future performance. It is dated August 5,
2009 and should be read in conjunction with the unaudited Consolidated
Financial Statements for the period ended June 30, 2009, the MD&A and the unaudited Consolidated Financial Statements ended March 31, 2009 and the audited Consolidated Financial Statements and MD&A as at and for the year ended December 31, 2008 as well as the Trust's Annual Information Form that is filed on SEDAR at www.sedar.com.
     The MD&A contains Non-GAAP measures and forward-looking statements and readers are cautioned that the MD&A should be read in conjunction with the
Trust's disclosure under "Non-GAAP Measures" and "Forward-Looking Statements"
included at the end of this MD&A.

     ARC's Business

     ARC Energy Trust ("ARC") or ("the Trust") is an actively managed oil and natural gas entity formed to provide investors with indirect ownership in cash generating energy assets, that currently consist of oil and gas assets. The cash flow from operating activities is based on the production and sale of crude oil, natural gas liquids and natural gas.
     ARC is one of the top 20 producers of conventional oil and gas in western
Canada. As at June 30, 2009, ARC held interests in excess of 18,600 wells with approximately 5,600 wells operated by ARC and the remainder operated primarily by other major oil and gas companies. ARC's production has averaged between
61,000 and 67,000 boe per day in each quarter for the last three years. The total capitalization of ARC, which trades on the Toronto Stock Exchange, as at
June 30, 2009 was $5 billion as shown on Table 23.

     ARC's Objective

     ARC's goal is to be one of the top performing oil and gas companies in
Canada as measured by quality of assets, management expertise and investor returns. The focus is on risk managed value creation. Table 1 shows the
Trust's ability to maintain stable production and reserves per unit while distributing a portion of the cash flows back to unitholders. The decrease in
2009 production per unit reflects the impact of issuing 15.5 million trust units in the first quarter that raised $240 million to be used to partially fund capital expenditures in the Dawson area. ARC is constructing a gas plant with a 60 mmcf per day capacity with an expectation that production per unit will increase in 2010 upon startup of this plant.

     <<
     Table 1
     -------------------------------------------------------------------------
                                                        Full year   Full year
     Per Trust Unit               Q2 2009    YTD 2009        2008        2007
     -------------------------------------------------------------------------
     Normalized production per
      unit(1)(2)                     0.27        0.28        0.29        0.30
     Normalized reserves per
      unit(1)(3)                      N/A         N/A        1.42        1.35
     Distributions per unit         $0.32       $0.68       $2.67       $2.40
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Normalized indicates that all periods as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable
         comparability of per unit values.
     (2) Production per unit represents daily average production (boe) per thousand trust units and is calculated based on daily average production divided by the normalized weighted average trust units outstanding including trust units issuable for exchangeable shares.
     (3) Reserves per unit are calculated based on proved plus probable reserves (boe) divided by period end trust units outstanding including trust units issuable for exchangeable shares.
     >>

     Currently the Trust distributes $0.10 per unit per month. The remainder of the cash flow is used to fund reclamation costs, and a portion of capital expenditures and land acquisitions. Since the Trust's inception in July 1996 to June 30, 2009, the Trust has distributed $3.4 billion or $24.38 per unit.
     ARC's business plan has resulted in significant operational success as seen in Table 2 where the Trust's trailing five year annualized return per unit was 14.6 per cent. However, commodity prices and the current economic downturn are significant factors impacting the profitability of ARC and capital appreciation of our trust units in the market place. The impact of these external factors has led to a negative return for the trailing one and three years despite the successful execution of ARC's business plan and operational successes.

     <<
     Table 2
     -------------------------------------------------------------------------
     Total Returns(1)                        Trailing    Trailing    Trailing
     ($ per unit except for per cent)        One Year  Three Year   Five Year
     -------------------------------------------------------------------------
     Distributions per unit                $     2.07  $     6.95  $    11.04
     Capital appreciation per unit         $   (16.14) $   (10.19) $     2.46
     Total return per unit                 $   (14.07) $    (3.24) $    13.50
     Annualized total return per unit         (31.6)%      (4.5)%       14.6%
     S&P/TSX Capped Energy Trust Index        (35.5)%      (9.2)%       10.2%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Calculated as at June 30, 2009.

     2009 Second Quarter Financial and Operational Results

     Following is a discussion of ARC's 2009 guidance and second quarter financial and operating results.

     2009 Guidance and Financial Highlights

     Table 3 is a summary of the Trust's 2009 Guidance and a review of 2009 actual results compared to guidance:

     Table 3
     -------------------------------------------------------------------------
                                                 2009        2009
                                             Guidance  Actual YTD    % Change
     -------------------------------------------------------------------------
     Production (boe/d)(1)              63,000-64,000      64,418           -
     -------------------------------------------------------------------------
     Expenses ($/boe):
       Operating costs                          10.70       10.57          (1)
       Transportation                            1.00        0.90         (10)
       G&A expenses (cash & non-cash)(2)         2.10        1.94          (8)
       Interest                                  1.30        1.15         (12)
     Capital expenditures ($ millions)            350         146           -
     Annual weighted average trust units
      and trust units issuable (millions)         238         233           -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) The Trust has narrowed the 2009 full year production guidance range to between 63,000 and 64,000 based on favorable year-to-date 2009 production results and forecast production levels for the balance of the year.
     (2) G&A guidance amount of $2.10 per boe includes $1.75 per boe for cash
         G&A costs, $0.55 per boe for cash whole unit plan costs and a recovery of $0.20 per boe for non-cash portion of the whole unit plan.
     >>

     The 2009 Guidance provides unitholders with information on Management's expectations for results of operations, excluding any acquisitions or dispositions, for 2009. Readers are cautioned that the 2009 Guidance may not be appropriate for other purposes.
     Table 4 is a review of the financial highlights and operating results for the second quarter and the first six months of 2009.

     <<
     Table 4
     -------------------------------------------------------------------------
                                 Three Months Ended       Six Months Ended
                                       June 30                 June 30
     -------------------------------------------------------------------------
     (Cdn $ millions, except
      per unit and volume                         %                       %
      data)                      2009    2008  Change    2009    2008  Change
     -------------------------------------------------------------------------
     Cash flow from operating
      activities                104.3   273.4     (62)  228.6   483.4     (53)
     Cash flow from operating
      activities per unit(1)     0.44    1.27     (65)   0.98    2.25     (56)
     Net income                  66.1    57.3      15    88.4   138.6     (36)
     Net income per unit(2)      0.28    0.27       4    0.38    0.65     (42)
     Distributions per unit(3)   0.32    0.68     (53)   0.68    1.28     (47)
     Distributions as a per
      cent of cash flow from
      operating activities         72      53      36      69      56      23
     Average daily production
      (boe/d)(4)               63,969  63,896       -  64,418  65,436      (2)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Per unit amounts are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares at year-end.
     (2) Based on net income after non-controlling interest divided by weighted average trust units outstanding excluding trust units issuable for exchangeable shares.
     (3) Based on number of trust units outstanding at each cash distribution date.
     (4) Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent ("boe") based on 6 mcf: 1 bbl.
         The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of boe in isolation may be misleading.
     >>

     Net Income

     Net income in the second quarter of 2009 was $66.1 million ($0.28 per unit), an increase of $8.8 million from $57.3 million ($0.27 per unit) in the second quarter of 2008. While the Trust posted higher net income during the second quarter of 2009, there were several non-cash items that negatively impacted the 2008 results, masking the impact of the significant decrease in commodity prices in 2009.
     In the second quarter of 2008, the Trust recorded a $142.8 million unrealized non-cash loss on risk management contracts ($106.4 million, net of future income taxes). As well, the Trust recorded an $18 million provision for non-recoverable accounts receivable relating a crude oil revenue receivable from a counterparty that filed for protection under the Companies' Creditors
Arrangement Act in July 2008 ($13.4 million net of future income taxes).
Lastly, the Trust recorded a $3.6 million non-cash foreign exchange gain on its U.S. denominated debt as a result of the movement in the Canadian dollar relative to the U.S. dollar ($3.1 million, net of future income taxes).
     In the second quarter of 2009, the Trust recorded a $39.7 million non-cash foreign exchange gain on U.S. denominated debt ($34.7 million, net of future income taxes) and a $0.6 million unrealized non-cash loss on risk management contracts ($0.5 million, net of future income taxes).
     A measure of sustainability is the comparison of net income to distributions. Net income incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operating activities measures the cash generated in a given period before the cost of acquiring or replacing the associated reserves produced. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices and the impact of risk management contracts, currency fluctuations and other non-cash items, it is expected that there will be deviations between annual net income and distributions. Table 5 illustrates the annual shortfall of distributions to net income as a measure of long-term sustainability. Distributions have been reduced from $0.28 per unit per month in July 2008 to the current rate of
$0.10 per unit per month.

     <<
     Table 5
     -------------------------------------------------------------------------
     Net income and
      Distributions
     ($ millions except    Second quarter         YTD   Full year   Full year
      per cent)                      2009        2009        2008        2007
     -------------------------------------------------------------------------
     Net income                      66.1        88.4       533.0       495.3
     Distributions                   75.0       157.0       570.0       498.0
     -------------------------------------------------------------------------
     Excess (Shortfall)              (8.9)      (68.6)      (37.0)       (2.7)
     Excess (Shortfall) as per
      cent of net income             (13%)       (77%)        (7%)        (1%)
     -------------------------------------------------------------------------
     Cash flow from operating
      activities                    104.3       228.6       944.4       704.9
     Distributions as a per
      cent of cash flow from
      operating activities            72%         69%         60%         71%
     Average distribution per
      unit per month                $0.11       $0.11       $0.22       $0.20
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Cash Flow from Operating Activities

     Cash flow from operating activities decreased by 62 per cent in the second quarter of 2009 to $104.3 million from $273.4 million in the second quarter of 2008. Decreases in crown royalties and cash losses on risk management contracts were more than offset by the 54 per cent ($47.41 per boe)
decrease in commodity prices relative to the second quarter of 2008. The decrease in second quarter 2009 cash flow from operating activities compared with the second quarter of 2008 is detailed in Table 6.

     <<
     Table 6
     -------------------------------------------------------------------------
                                                           ($ per
                                          ($ millions) trust unit)  (% Change)
     -------------------------------------------------------------------------
     Q2 2008 Cash flow from Operating
      Activities                                273.4        1.27           -
     -------------------------------------------------------------------------
     Volume variance                              0.6           -         0.2
     Price variance                            (277.2)      (1.29)     (101.3)
     Cash (losses) and gains on risk
      management contracts                       42.8        0.20        15.7
     Royalties                                   64.3        0.30        23.5
     Expenses:
       Transportation                            (0.3)          -        (0.1)
       Operating(1)                              (0.7)          -        (0.3)
       Cash G&A                                  14.1        0.07         5.2
       Interest                                   0.7           -         0.3
       Realized foreign exchange loss             0.8           -         0.3
     Weighted average trust units                   -       (0.04)          -
     Non-cash and other items(2)                (14.2)      (0.07)          -
     -------------------------------------------------------------------------
     Q2 2009 Cash flow from Operating
      Activities                                104.3        0.44           -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Excludes non-cash portion of Whole Unit Plan expense recorded in operating costs.
     (2) Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.
     >>

     Year-to-date cash flow from operating activities decreased by 53 per cent in 2009 to $228.6 million from $483.4 million in the first half of 2008. The
49 per cent ($37.59 per boe) decrease in year-to-date commodity prices relative to the same period of 2008 more than offset decreases in crown royalties and cash losses on risk management contracts. The decrease in year-to-date 2009 cash flow from operating activities compared with the first half of 2008 is detailed in Table 6a.

     <<
     Table 6a
     -------------------------------------------------------------------------
                                                           ($ per
                                          ($ millions) trust unit)  (% Change)
     -------------------------------------------------------------------------
     YTD 2008 Cash flow from
      Operating Activities                      483.4        2.25           -
     -------------------------------------------------------------------------
     Volume variance                            (19.3)      (0.09)       (4.0)
     Price variance                            (440.2)      (2.04)      (91.1)
     Cash (losses) and gains on risk
      management contracts                       88.6        0.41        18.3
     Royalties                                   99.6        0.46        20.6
     Expenses:
       Transportation                            (1.5)      (0.01)       (0.3)
       Operating(1)                              (4.6)      (0.02)       (1.0)
       Cash G&A                                   7.3        0.03         1.5
       Interest                                   3.7        0.02         0.8
       Realized foreign exchange loss             0.6           -         0.1
     Weighted average trust units                   -       (0.08)          -
     Non-cash and other items(2)                 11.0        0.05           -
     -------------------------------------------------------------------------
     YTD 2009 Cash flow from Operating
      Activities                                228.6        0.98           -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Excludes non-cash portion of Whole Unit Plan expense recorded in operating costs.
     (2) Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

     2009 Cash Flow from Operating Activities Sensitivity

     Table 7 illustrates sensitivities to pre-hedged operating income items with operational changes and changes to the business environment and the resulting impact on cash flows from operating activities in total and per trust unit:

     Table 7
     -------------------------------------------------------------------------
                                                        Impact on Annual Cash
                                                         flow from operating
                                                            activities(2)
     Business Environment                  Assumption      Change      $/Unit
     -------------------------------------------------------------------------
     Oil price (US$WTI/bbl)(1)              $   60.00   $    1.00   $    0.04
     Natural gas price (Cdn$AECO/mcf)(1)    $    4.35   $    0.10   $    0.02
     Cdn$/US$ exchange rate(3)                   1.15   $    0.01   $    0.03
     Interest rate on debt                  %    3.90%     1.0   $    0.02
     Operational
     Liquids production volume (bbl/d)         31,500%     1.0   $    0.02
     Gas production volumes (mmcf/d)            189.0%     1.0   $    0.01
     Operating expenses per boe             $   10.70%     1.0   $    0.01
     Cash G&A and LTIP expenses per boe     $    2.30%    10.0   $    0.02
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Analysis does not include the effect of hedging contracts.
     (2) Assumes constant working capital.
     (3) Includes impact of foreign exchange on crude oil prices which are presented in U.S. dollars. This amount does not include a foreign exchange impact relating to natural gas prices as they are presented in Canadian dollars in this sensitivity.
     >>

     Production

     Production volumes averaged 63,969 boe per day in the second quarter of
2009 compared to 63,896 boe per day in the same period of 2008 as detailed in
Table 8. In the second quarter of 2009, the Trust posted higher than anticipated volumes in the Dawson area, due to the delay of a planned gas plant turnaround, and, at Ante Creek and Goodlands due to strong production volumes from horizontal wells drilled during this past winter, allowing total production to exceed budget through the first part of the turnaround season.

     <<
     Table 8
     -------------------------------------------------------------------------
                                 Three Months Ended       Six Months Ended
                                       June 30                 June 30
     -------------------------------------------------------------------------
                                                  %                       %
     Production                  2009    2008  Change    2009    2008  Change
     -------------------------------------------------------------------------
     Light & medium crude
      oil (bbl/d)              25,901  26,288      (1) 26,805  27,003      (1)
     Heavy oil (bbl/d)          1,016   1,253     (19)  1,051   1,299     (19)
     Natural gas (mmcf/d)       200.2   194.7       3   197.0   199.5      (1)
     NGL (bbl/d)                3,679   3,906      (6)  3,721   3,882      (4)
     -------------------------------------------------------------------------
     Total production
      (boe/d)(1)               63,969  63,896       -  64,418  65,436      (2)
     % Natural gas production      52      51              51      51
     % Crude oil and liquids
      production                   48      49              49      49
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Reported production for a period may include minor adjustments from previous production periods.
     >>

     Light and medium crude oil production decreased marginally to 25,901 boe per day compared to 26,288 boe per day in 2008, while heavy oil production declined by 237 boe per day. When compared to the first quarter of 2009, the total crude oil production in the second quarter of 2009 decreased by seven per cent. This is a result of scheduled facility turnarounds completed in the quarter. Natural gas production was 200.2 mmcf per day in the second quarter of 2009, an increase of three per cent from the 194.7 mmcf per day produced in the second quarter of 2008, due primarily to the increased production from the
Dawson area.
     The Trust's objective is to maintain annual production through the drilling of wells and other development activities. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream. During the second quarter of 2009, the Trust drilled nine gross wells (nine net wells) on operated properties; one gross oil well, and eight gross natural gas wells with a 100 per cent success rate.
Of the wells drilled during the second quarter, two gas wells were completed.
A total of nine operated wells were brought on production during the second quarter, all of which were drilled earlier in the year.
     The Trust expects that 2009 full year production will average approximately 63,000 to 64,000 boe per day and that 122 gross wells (101 net wells) will be drilled by ARC on operated properties with participation in an additional 54 gross wells to be drilled on the Trust's non-operated properties. The Trust estimates that the revised 2009 drilling program will add sufficient production from new wells to offset the majority of production declines on existing properties, however, overall production is expected to decrease by 1,000 to 2,000 boe per day relative to 2008 production levels. The planned capital expenditures are being continuously monitored in the context of the current economic environment and will be revised as required.
     Table 9 summarizes the Trust's production by core area:

     <<
     Table 9
     -------------------------------------------------------------------------
                                        Three Months Ended June 30, 2009
     Production                     Total         Oil         Gas         NGL
     Core Area(1)                  (boe/d)     (bbl/d)    (mmcf/d)     (bbl/d)
     -------------------------------------------------------------------------
     Central AB                     6,918       1,084        28.4       1,101
     N.E. BC & N.W. AB             14,477         708        78.3         718
     Northern AB                    8,981       3,976        25.2         801
     Pembina & Redwater            13,214       9,181        18.7         919
     S.E. AB & S.W. Sask.           9,026       1,001        48.1          12
     S.E. Sask. & MB               11,353      10,967         1.5         128
     -------------------------------------------------------------------------
     Total                         63,969      26,917       200.2       3,679
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                        Three Months Ended June 30, 2008
     Production                     Total         Oil         Gas         NGL
     Core Area(1)                  (boe/d)     (bbl/d)    (mmcf/d)     (bbl/d)
     -------------------------------------------------------------------------
     Central AB                     7,450       1,376        29.2       1,203
     N.E. BC & N.W. AB             12,395         832        65.7         622
     Northern AB                   10,086       4,574        27.2         985
     Pembina & Redwater            12,822       8,883        18.4         873
     S.E. AB & S.W. Sask.           9,811       1,011        52.7          11
     S.E. Sask. & MB               11,332      10,865         1.5         212
     -------------------------------------------------------------------------
     Total                         63,896      27,541       194.7       3,906
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Provincial references: AB is Alberta, BC is British Columbia, Sask.
         is Saskatchewan, MB is Manitoba, N.E. is northeast, N.W. is northwest, S.E. is southeast and S.W. is southwest.

     Table 9a summarizes the Trust's production by core area for the first half of 2009:

     Table 9a
     -------------------------------------------------------------------------
                                         Six Months Ended June 30, 2009
     Production                     Total         Oil         Gas         NGL
     Core Area(1)                  (boe/d)     (bbl/d)    (mmcf/d)     (bbl/d)
     -------------------------------------------------------------------------
     Central AB                     7,023       1,236        28.1       1,108
     N.E. BC & N.W. AB             14,050         731        75.8         674
     Northern AB                    9,235       4,163        25.3         853
     Pembina & Redwater            13,504       9,413        18.9         946
     S.E. AB & S.W. Sask.           8,909         998        47.4          13
     S.E. Sask. & MB               11,697      11,315         1.5         127
     -------------------------------------------------------------------------
     Total                         64,418      27,856       197.0       3,721
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                         Six Months Ended June 30, 2008
     Production                     Total         Oil         Gas         NGL
     Core Area(1)                  (boe/d)     (bbl/d)    (mmcf/d)     (bbl/d)
     -------------------------------------------------------------------------
     Central AB                     7,610       1,418        29.8       1,234
     N.E. BC & N.W. AB             12,619         842        66.8         624
     Northern AB                   10,359       4,814        27.7         930
     Pembina & Redwater            13,410       9,172        20.0         906
     S.E. AB & S.W. Sask.           9,926         998        53.5          13
     S.E. Sask. & MB               11,512      11,058         1.7         175
     -------------------------------------------------------------------------
     Total                         65,436      28,302       199.5       3,882
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Revenue

     Revenue decreased to $235.2 million in the second quarter of 2009, $276.8 million lower than 2008 revenues of $512 million. While oil volumes were relatively unchanged year-over-year, the decrease in realized oil prices accounted for a $142.8 million decrease in revenues with only $7.1 million of the decrease attributable to lower volumes. Natural gas revenue decreased by
$116.4 million, comprising a $118.3 million decrease due to lower prices realized in 2009 and a $1.9 million increase due to higher volumes produced in
2009.
     A breakdown of revenue is outlined in Table 10:

     <<
     Table 10
     -------------------------------------------------------------------------
     Revenue                      Three Months Ended      Six Months Ended
                                       June 30                June 30
                                                  %                       %
     ($ millions)                2009    2008  Change    2009    2008  Change
     -------------------------------------------------------------------------
     Oil revenue                153.7   296.5     (48)  274.1   533.9     (49)
     Natural gas revenue         68.0   184.4     (63)  158.6   329.3     (52)
     NGL revenue                 13.0    29.3     (56)   26.2    53.3     (51)
     -------------------------------------------------------------------------
     Total commodity revenue    234.7   510.2     (54)  458.9   916.5     (50)
     Other revenue                0.5     1.8     (72)    1.5     3.4     (56)
     Total revenue              235.2   512.0     (54)  460.4   919.9     (50)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Commodity Prices Prior to Hedging

     Table 11
     -------------------------------------------------------------------------
                                  Three Months Ended      Six Months Ended
                                       June 30                June 30
     -------------------------------------------------------------------------
                                                  %                       %
                                 2009    2008  Change    2009    2008  Change
     -------------------------------------------------------------------------
     Average Benchmark Prices
     AECO gas ($/mcf)(1)         3.66    9.35     (61)   4.64    8.24     (44)
     WTI oil (US$/bbl)(2)       59.62  124.00     (52)  51.46  110.98     (54)
     Cdn$/US$ foreign exchange
      rate                       1.16    1.01     (15)   1.20    1.01     (19)
     WTI oil (Cdn$/bbl)         69.25  125.78     (45)  61.59  111.56     (45)
     -------------------------------------------------------------------------
     ARC Realized Prices Prior
      to Hedging
     Oil ($/bbl)                62.74  118.32     (47)  54.36  103.63     (48)
     Natural gas ($/mcf)         3.73   10.41     (64)   4.45    9.07     (51)
     NGL ($/bbl)                38.89   82.29     (53)  38.88   75.46     (48)
     -------------------------------------------------------------------------
     Total commodity revenue
      before hedging ($/boe)    40.32   87.73     (54)  39.36   76.95     (49)
     Other revenue ($/boe)       0.09    0.31     (71)   0.13    0.29     (55)
     Total revenue before
      hedging ($/boe)           40.41   88.04     (54)  39.49   77.24     (49)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Represents the AECO monthly posting.
     (2) WTI represents West Texas Intermediate posting as denominated in US$.
     >>

     Oil prices began to recover in the second quarter of 2009 with US$WTI prices averaging $59.62 as compared to $43.21 in the first quarter of 2009.
Despite this recovery, prices in the second quarter of 2009 were down 52 per cent over the comparable period in 2008. This dramatic decrease was partially offset by the weakening of the Canadian dollar compared to the U.S. dollar;
however, widening of the price differentials further eroded the Trust's realized oil price. The Trust's oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than five per cent of the Trust's crude oil production. The realized price for the Trust's oil, before hedging, was $62.74 per boe, a 47 per cent reduction over the second quarter 2008 realized price of $118.32 per boe.
     Natural gas prices declined considerably in the second quarter of 2009.
Alberta AECO Hub natural gas prices, which are commonly used as an industry reference, averaged $3.66 per mcf in the second quarter of 2009 compared to
$9.35 per mcf in the same period of 2008. ARC's realized gas price, before hedging, decreased by 64 per cent to $3.73 per mcf compared to $10.41 per mcf in the second quarter of 2008. ARC's realized gas price is based on prices received at the various markets in which the Trust sells its natural gas.
ARC's natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators. Natural gas prices have continued to soften in the third quarter of 2009 with posted prices in the month of July registering under $3 per mcf. Management does not expect natural gas prices to improve in the near term as a result of continuing record storage volumes and concern over the state of the North American economy. Unitholders should expect further deterioration in natural gas revenue in the third quarter with possible recovery beginning in the fourth quarter.
     Prior to hedging activities, ARC's total realized commodity price was
$40.32 per boe in the second quarter of 2009, a 54 per cent decrease from the
$87.73 per boe received prior to hedging in the second quarter of 2008.

     Risk Management and Hedging Activities

     ARC maintains an ongoing risk management program to reduce the volatility of revenues in order to increase the certainty of distributions, protect acquisition economics, and fund capital expenditures.
     Gain or loss on risk management contracts comprise realized and unrealized gains or losses on risk management contracts that do not meet the accounting definition requirements of an effective hedge, even though the
Trust considers all risk management contracts to be effective economic hedges.
Accordingly, gains and losses on such contracts are shown as a separate category in the statement of income.
     In the second quarter of 2008, the Trust recorded significant realized and unrealized losses on risk management contracts as commodity prices, and in particular oil prices, rose to record highs generating a total unrealized loss of $142.8 million and a cash realized loss of $44.7 million. With the decrease in commodity prices that occurred in the later part of 2008 and the first half of 2009, the unrealized losses recorded at this time last year have not materialized.
     Lower natural gas prices in the second quarter of 2009 resulted in realized cash gains of $2.7 million on natural gas risk management contracts as the Trust's contracted prices were higher than market prices during the quarter. Realized cash losses of $5 million were recorded on the Trust's crude oil risk management contracts as a result of premiums paid during the second quarter of 2009 and small losses recorded on the Trust's fixed price swap contract during the month of June where the market oil price rose above the contracted price.
     ARC's second quarter 2009 results include an unrealized total mark-to-market loss of $0.6 million with a net unrealized mark-to-market loss position of $3.8 million as at June 30, 2009. The net loss position is mostly attributed to losses on the Trust's power and crude oil contracts and offset by gains on the Trust's natural gas contracts. The mark-to-market values represent the market price to buy-out the Trust's contracts as of June 30,
2009 and may differ from what will eventually be realized.
     Table 12 summarizes the total gain (loss) on risk management contracts for the second quarter of 2009 as compared to the same period in 2008:

     <<
     Table 12
     -------------------------------------------------------------------------
     Risk Management    Crude         Foreign                      Q2      Q2
      Contracts        Oil &  Natural    Curr-          Inter-   2009    2008
      ($ millions)    Liquids     Gas    ency  Power(3)   est   Total   Total
     -------------------------------------------------------------------------
     Realized cash
      (loss) gain on
      contracts(1)       (5.0)    2.7     0.8    (0.4)    0.0    (1.9)  (44.7)
     Unrealized
      (loss) gain on
      contracts(2)       (4.4)    3.1     0.0     0.7     0.0    (0.6) (142.8)
     -------------------------------------------------------------------------
     Total (loss) gain
      on risk management
      contracts          (9.4)    5.8     0.8     0.3     0.0    (2.5) (187.5)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
     (2) The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.
     (3) Amounts presented in Table 12 exclude a $0.9 million realized loss and an unrealized loss of $0.2 million for the Trust's power contracts that have been designated as effective hedges for accounting purposes. Realized gains and losses on these contracts are recorded in operating costs and unrealized gains and losses are recorded in the Consolidated Statement of Comprehensive Income and
         Accumulated Other Comprehensive Income.

     Table 12a summarizes the total gain (loss) on risk management contracts for the first half of 2009 as compared to the same period in 2008:

     Table 12a
     -------------------------------------------------------------------------
     Risk Management    Crude         Foreign                     YTD     YTD
      Contracts        Oil &  Natural    Curr-          Inter-   2009    2008
      ($ millions)    Liquids     Gas    ency  Power(3)   est   Total   Total
     -------------------------------------------------------------------------
     Realized cash
      (loss) gain on
      contracts(1)       (6.9)   16.2     0.8    (0.5)    4.8    14.4   (74.2)
     Unrealized
      (loss) gain on
      contracts(2)       (4.8)    6.5     0.0    (3.5)   (5.4)   (7.2) (161.5)
     -------------------------------------------------------------------------
     Total (loss) gain
      on risk management
      contracts         (11.7)   22.7     0.8    (4.0)   (0.6)    7.2  (235.7)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
     (2) The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.
     (3) Amounts presented in Table 12a exclude a $0.8 million realized loss and an unrealized loss of $3.2 million for the Trust's power contracts that have been designated as effective hedges for accounting purposes. Realized gains and losses on these contracts are recorded in operating costs and unrealized gains and losses are recorded in the Consolidated Statement of Comprehensive Income and
         Accumulated Other Comprehensive Income.

     The Trust currently limits the amount of forecast production that can be hedged to a maximum 50 per cent with the remaining 50 per cent of production being sold at market prices. The following table is an indicative summary of the Trust's positions for crude oil and natural gas as at June 30, 2009.

     Table 13
     -------------------------------------------------------------------------
     Hedge Positions
     As at June 30, 2009(1)(2)
                                       Q3 2009                 Q4 2009
     -------------------------------------------------------------------------
     Crude Oil                   Cdn$/bbl     bbl/day    Cdn$/bbl     bbl/day
     -------------------------------------------------------------------------
     Sold Call                      75.00       3,000       80.75       4,000
     Bought Put                     64.52       5,500       66.99       6,500
     Sold Put                       46.50       2,500       46.50       2,500
     -------------------------------------------------------------------------
     Natural Gas                  Cdn$/GJ      GJ/day     Cdn$/GJ      GJ/day
     -------------------------------------------------------------------------
     Sold Call                       5.48      80,000        5.83      60,109
     Bought Put                      4.73      80,000        5.05      60,109
     Sold Put                        4.50      20,000        4.50      20,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Hedge Positions
     As at June 30, 2009(1)(2)
                                      Q1 2010(3)             Q2-Q4 2010(3)
     -------------------------------------------------------------------------
     Crude Oil                   Cdn$/bbl     bbl/day
     -------------------------------------------------------------------------
     Sold Call                      93.00       1,000
     Bought Put                     75.56       1,000    No contracts in place
     Sold Put                         N/A           -
     -------------------------------------------------------------------------
     Natural Gas                  Cdn$/GJ      GJ/day     Cdn$/GJ      GJ/day
     -------------------------------------------------------------------------
     Sold Call                       6.80       5,000        6.80       5,000
     Bought Put                      6.80       5,000        6.80       5,000
     Sold Put                         N/A           -         N/A           -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) The prices and volumes noted above represents averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all
         NYMEX positions to an AECO equivalent price.
     (2) In addition to positions shown here, ARC has entered into additional basis positions until October 2012, an energy equivalent swap until
         December 31, 2009, as well as a fixed price swap for crude oil for the month of April 2009. Please refer to note 9 in the Notes to the
         Consolidated Financial Statements for full details of the Trust's risk management positions as of June 30, 2009.
     (3) The natural gas contract listed for 2010 is a fixed price swap starting in 2010 and ending in December 2013. During the quarter, the
         Trust took advantage of favorable forward curve pricing for natural gas and entered into a long-term contract for a small portion of future forecast production.

     Table 13 should be interpreted as follows using the third quarter 2009 natural gas hedges as an example. To accurately analyze the Trust's hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading.

     -   If the market price is below $4.73, ARC will receive $4.73 less the difference between $4.50 and the market price on 20,000 GJ per day.
         For example if the market price is $4.45, the Trust will receive
         $4.68 on 20,000 GJ per day.
     -   If the market price is between $4.50 and $4.73, ARC will receive
         $4.73 on 80,000 GJ per day.
     -   If the market price is between $4.73 and $5.48, ARC will receive the market price on 80,000 GJ per day.
     -   If the market price exceeds $5.48, ARC will receive $5.48 on
         80,000 GJ per day.
     >>

     Operating Netbacks

     The Trust's operating netback, before realized hedging gains and losses, decreased 61 per cent to $23.82 per boe in the second quarter of 2009 compared to $60.75 per boe in the same period of 2008. The decrease in netbacks is due most significantly to the reduced commodity prices in the period as well as higher operating costs and transportation costs and was partially offset by lower royalties corresponding to the lower commodity prices.
     The Trust's second quarter 2009 netback, after realized hedging gains and losses, was $23.36 per boe, a 56 per cent decrease from the same period in
2008. The 2009 netback includes net losses recorded on the Trust's crude oil and natural gas contracts during the quarter of $0.46 per boe compared to a net loss of $7.67 per boe recorded for the same period in 2008.
     The components of operating netbacks are summarized in Table 14 and 14a:

     <<
     Table 14
     -------------------------------------------------------------------------
                                Crude   Heavy                 Q2 2009 Q2 2008
     Netbacks                     Oil     Oil     Gas     NGL   Total   Total
     ($ per boe)               ($/bbl) ($/bbl) ($/mcf) ($/bbl) ($/boe) ($/boe)
     -------------------------------------------------------------------------
     Weighted average sales
      price                     62.92   57.96    3.73   38.89   40.32   87.73
     Other revenue                  -       -       -       -    0.09    0.31
     -------------------------------------------------------------------------
     Total revenue              62.92   57.96    3.73   38.89   40.41   88.04
     Royalties                  (8.65)  (3.59)  (0.17) (10.86)  (4.72) (15.79)
     Transportation             (0.14)  (1.29)  (0.25)      -   (0.85)  (0.79)
     Operating costs(1)        (13.20) (12.65)  (1.52)  (7.75) (11.02) (10.71)
     -------------------------------------------------------------------------
     Netback prior to hedging   40.93   40.43    1.79   20.28   23.82   60.75
     Realized gain (loss) on
      risk management contracts (2.11)      -    0.15       -   (0.46)  (7.67)
     -------------------------------------------------------------------------
     Netback after hedging      38.82   40.43    1.94   20.28   23.36   53.08
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Table 14a
     -------------------------------------------------------------------------
                                                                  YTD     YTD
                                Crude   Heavy                    2009    2008
     Netbacks                     Oil     Oil     Gas     NGL   Total   Total
     ($ per boe)               ($/bbl) ($/bbl) ($/mcf) ($/bbl) ($/boe) ($/boe)
     -------------------------------------------------------------------------
     Weighted average sales
      price                     54.61   47.76    4.45   38.88   39.36   76.95
     Other revenue                  -       -       -       -    0.13    0.29
     -------------------------------------------------------------------------
     Total revenue              54.61   47.76    4.45   38.88   39.49   77.24
     Royalties                  (7.78)  (3.15)  (0.50) (12.17)  (5.53) (13.77)
     Transportation             (0.16)  (1.40)  (0.27)      -   (0.90)  (0.76)
     Operating costs(1)        (12.96) (14.31)  (1.41)  (7.83) (10.57) (10.11)
     -------------------------------------------------------------------------
     Netback prior to hedging   33.71   28.90    2.27   18.88   22.49   52.60
     Realized gain (loss)
      on risk management
      contracts(2)              (1.42)      -    0.46       -    0.76   (6.23)
     -------------------------------------------------------------------------
     Netback after hedging      32.29   28.90    2.73   18.88   23.25   46.37
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.
     (2) Realized loss on risk management contracts excludes the settlement amount for the treasury interest rate lock contracts that were unwound during the first quarter of 2008.
     >>

     Royalties as a percentage of pre-hedged commodity revenue net of transportation decreased to 11.9 per cent ($4.72 per boe) in the second quarter of 2009 compared to 18.1 per cent ($15.79 per boe) in 2008. Royalties for the first half of 2009 decreased to 14.3 per cent ($5.53 per boe) as compared to 18 per cent ($13.77) for the same period of 2008. During the second quarter of 2009, the Trust recorded a credit of $2.6 million related to natural gas royalties in British Columbia. The adjustment relates to prior periods for additional operating cost deductions that are applied in the determination of royalties in the province. The Alberta Government's New
Royalty Framework ("Framework" or "NRF") took effect January 1, 2009 and provides for lower royalty payments during times of low commodity prices and significantly higher royalty payments when commodity prices are high. The 2009 royalty rate is in line with Management's expectations due to the low commodity price environment. The Trust continues to evaluate the amendments to the new royalty framework in order to determine the optimal elections that should be made by the Trust. See Alberta Government New Royalty Framework for
additional discussion.
     Operating costs increased to $11.02 per boe compared to $10.71 per boe in the second quarter of 2008. Total operating costs increased $1.9 million, or three per cent in the second quarter of 2009 in part due to the large number of maintenance turnarounds on operated properties throughout the second quarter of 2009. The Trust completed 37 turnarounds with minimal production downtime. There is a high fixed operating cost component for the Trust's properties resulting in a trend of increased operating costs on a per boe basis as production declines over time. The Trust estimates that full year
2009 operating costs will be approximately $245 million or approximately
$10.70 per boe based on annual production of between 63,000 and 64,000 boe per day. This includes a six per cent increase for costs associated with the increase in total operated wells in 2009 as compared to 2008.

     Alberta Government New Royalty Framework

     The Alberta Crown Royalty Framework was legislated in November 2008 and took effect on January 1, 2009 with the following elements:

     <<
     -   Increased royalty rates on conventional and non-conventional oil and natural gas production in Alberta whereby royalty rates may increase to a maximum rate of 50 per cent;

     -   Sliding scale royalty calculations based on a broader range of commodity prices whereby conventional oil and natural gas royalty rates may increase up to maximum prices of approximately Cdn$120 per barrel and Cdn$16 per GJ, respectively;

     -   The elimination of royalty incentive and royalty holiday programs with the exception of specific programs relating to deep oil and natural gas drilling programs, innovative technology and enhanced recovery programs.
     >>

     Subsequent to legislation of the NRF, the Alberta Government introduced the Transitional Royalty Plan ("TRP") which offers reduced royalty rates for new wells drilled on or after November 19, 2008 through December 31, 2013 that meet certain depth criteria. The TRP is in place for a maximum period of five years to December 31, 2013; all wells will convert to the NRF on January 1,
2014. The TRP is an "elective plan" whereby an election must be filed on an individual well basis to qualify for the TRP.
     On March 3, 2009, the Alberta Government announced the Energy Incentive
Program ("EIP") in response to the decrease in energy related development activity in the province. The EIP was further revised on June 25, 2009. The incentive program will work in tandem with the NRF and the TRP and includes the following key elements:

     <<
     -   Drilling Royalty Credit - producers will receive a drilling credit for new wells drilled between April 1, 2009 and March 31, 2011. The drilling credit is based on a $200 per meter credit on total meters drilled, however the maximum drilling credit is limited to 10 per cent of total Alberta Crown Royalties paid for companies producing greater than 25,000 boe per day in Alberta. The drilling credit will be recorded as a reduction of capital expenditures rather than a reduction of royalty expense.

     -   New Well Incentive Program - new production brought on-stream between
         April 1, 2009 and March 31, 2011 will qualify for a five per cent
         Alberta Crown Royalty rate for a period of 12 months subject to volume caps of 50,000 barrels of crown oil production and 150 Mmcf of crown natural gas production.
     >>

     Approximately 65 per cent of the Trust's production is in Alberta;
consequently, the Framework including the TRP and EIP will have a significant impact on the Trust's Alberta and corporate royalty rates. The Trust has completed an assessment of the Framework and has estimated that the Trust's average corporate royalty rate will change from approximately 18 per cent of revenue in 2008 to between 15 and 25 per cent of revenue in 2009 depending upon commodity prices as illustrated in Table 15 and the value of incentives realized in 2009. As at June 30, 2009, no amounts have been recorded in the
Trust's second quarter financial statements for the EIP as the final rules had not been finalized by the Alberta Government.

     <<
     Table 15
     -------------------------------------------------------------------------
             2009 Estimated Royalty Rates - New Royalty Framework
     -------------------------------------------------------------------------
     Edmonton posted oil
      (Cdn$/bbl)(1)                   $40         $60         $80        $100
     AECO natural gas (Cdn$/GJ)(1)     $4          $6          $8         $10
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Alberta royalty rate prior
      to NRF(2)                     17.5%       17.5%       17.5%       17.5%
     NRF Alberta royalty rate
      before incentives(3)          11.8%       18.0%       23.8%       29.0%
     NRF Alberta royalty after
      estimated incentives(3)(4)    11.6%       17.7%       23.4%       28.4%
     -------------------------------------------------------------------------
       Per cent increase
        (decrease) - Alberta
        royalty rate                (34)%          1%         34%         62%
     -------------------------------------------------------------------------
     Corporate royalty rate
      prior to NRF(2)               18.0%       18.0%       18.0%       18.0%
     NRF corporate royalty rate
      before incentives(3)          15.0%       18.9%       22.6%       25.8%
     NRF corporate royalty rate
      after estimated
      incentives(3)(4)              14.9%       18.7%       22.3%       25.5%
     -------------------------------------------------------------------------
       Per cent increase
        (decrease) - Corporate
        royalty rate                (17)%          4%         24%         42%
     -------------------------------------------------------------------------
       Increase (decrease) in
        annual Corporate
        royalties ($millions)      $(23.0)       $7.9       $63.2      $137.4
     -------------------------------------------------------------------------
       Increase (decrease) annual
        cash flow per unit          $0.10      $(0.03)     $(0.27)     $(0.58)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Canadian dollar denominated prices before quality differentials.
     (2) Under the previous Alberta Crown Royalty regime, Alberta and
         Corporate royalty rates were consistent across all price scenarios as price ceilings were exceeded whereby royalty rates changed only marginally across the price scenarios presented.
     (3) Estimated royalty rates include Crown, Freehold and Gross Overriding royalties for all jurisdictions in which the Trust operates.
     (4) Assuming all wells drilled on Alberta Crown lands on or after
         April 1, 2009 will qualify for the five per cent new well incentive rate and the drilling royalty credit program. The drilling credit amount has not been reflected as a reduction of royalty expense as this amount will be reflected as a reduction of capital expenditures.

     General and Administrative ("G&A") Expenses and Trust Unit Incentive
     Compensation
     >>

     G&A net of overhead recoveries on operated properties increased four per cent to $10.2 million in the second quarter of 2009 from $9.8 million in 2008.
The modest increase in G&A expenses was due to a decrease in operating recoveries of $0.4 million.
     The Trust did not make any payments under the Whole Trust Unit Incentive
Plan ("Whole Unit Plan") in the second quarter of 2009 due to a change in the plan whereby the first half 2009 cash payment of $7.6 million was recorded in the first quarter of 2009. In 2008, $18.3 million in cash payments were made under the Whole Unit Plan in the second quarter. For the first six month period in 2009, cash G&A expenses including the Whole Unit Plan payments decreased by 22 per cent from $33.5 million in 2008 to $26.2 million in 2009.
The next cash payment under the Whole Unit Plan is scheduled to occur in
September 2009.
     Table 16 is a breakdown of G&A and trust unit incentive compensation expense under the Whole Unit Plan:

     <<
     Table 16
     -------------------------------------------------------------------------
                                  Three Months Ended       Six Months Ended
                                       June 30                 June 30
     -------------------------------------------------------------------------
     G&A and Trust Unit
      Incentive Compensation
      Expense                                     %                       %
     ($ millions except per boe) 2009    2008  Change    2009    2008  Change
     -------------------------------------------------------------------------
     G&A expenses                13.8    13.8       -    28.6    27.0       6
     Operating recoveries        (3.6)   (4.0)    (10)   (8.0)   (7.9)      1
     -------------------------------------------------------------------------
     Cash G&A expenses before
      Whole Unit Plan            10.2     9.8       4    20.6    19.1       8
     Cash Expense - Whole
      Unit Plan                     -    14.4    (100)    5.6    14.4     (61)
     -------------------------------------------------------------------------
     Cash G&A expenses including
      Whole Unit Plan            10.2    24.2     (58)   26.2    33.5     (22)
     Accrued compensation -
      Whole Unit Plan             7.3    (1.7)    529    (3.6)   10.2    (135)
     -------------------------------------------------------------------------
     Total G&A and trust unit
      incentive compensation
      expense                    17.5    22.5     (23)   22.6    43.7     (48)
     -------------------------------------------------------------------------
     Total G&A and trust unit
      incentive compensation
      expense per boe            2.99    3.88     (23)   1.94    3.67     (47)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     A non-cash trust unit incentive compensation expense ("non-cash compensation expense") of $7.3 million ($1.24 per boe) was recorded in the second quarter of 2009 compared to a recovery of $1.7 million ($0.29 per boe)
in 2008. The expense in 2009 relates to the estimated costs of the plan to
June 30, 2009 and an increase in the liability for the units outstanding at
June 30, 2009 due to the increase in the trust unit price relative to the closing price of the trust units at March 31, 2009. The 2008 non-cash amount relates to a reversal of the accrual for the cash payment made in the second quarter.

     Whole Unit Plan

     The Whole Unit Plan results in each employee, officer and director (the
"plan participants") receiving cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of
Restricted Trust Units ("RTUs") for which the number of units is fixed and will vest over a period of three years and Performance Trust Units ("PTUs")
for which the number of units is variable and will vest at the end of three years.
     Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers and indicated by the performance multiplier. The performance multiplier is based on the percentile rank of the Trust's total unitholder return compared to its peers. Total return is calculated as the sum of the change in the market price of the trust units in the period plus the amount of distributions in the period. The performance multiplier ranges from zero, if ARC's performance ranks in the bottom quartile, to two for top quartile performance.
     Table 17 shows the changes to the Whole Unit Plan during the first six months of 2009 along with the estimated value upon vesting of the plan at June
30, 2009:

     <<
     Table 17
     -------------------------------------------------------------------------
     Whole Unit Plan
     (units in thousands and $ millions     Number of   Number of  Total RTUs
      except per unit)                           RTUs        PTUs    and PTUs
     -------------------------------------------------------------------------
     Balance, beginning of period                 756         959       1,715
     Granted in the period                        412         379         791
     Vested in the period                        (180)       (154)       (334)
     Forfeited in the period                      (34)        (17)        (51)
     -------------------------------------------------------------------------
     Balance, end of period(1)                    954       1,167       2,121
     Estimated distributions to vesting date(2)   195         325         520
     -------------------------------------------------------------------------
     Estimated units upon vesting after
      distributions                             1,149       1,492       2,641
     Performance multiplier(3)                      -         1.5           -
     -------------------------------------------------------------------------
     Estimated total units upon vesting         1,149       2,169       3,318
     -------------------------------------------------------------------------
     Trust unit price at June 30, 2009          17.81       17.81       17.81
     Estimated total value upon vesting
      ($ millions)                               20.5        38.6        59.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Based on underlying units before performance multiplier and accrued distributions.
     (2) Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.
     (3) The performance multiplier only applies to PTUs and was estimated to be 1.5 at June 30, 2009 based on an average calculation of all outstanding grants. The performance multiplier is assessed each period end based on actual results of the Trust relative to its peers except during the first year of each grant where a performance multiplier of 1.0 is used.
     >>

     The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTUs to be issued on vesting, and distributions. In periods where substantial trust unit price fluctuation occurs, the Trust's G&A expense is subject to significant volatility.
     Table 18 is a summary of the range of future expected payments under the
Whole Unit Plan based on variability of the performance multiplier and units outstanding as at June 30, 2009:

     <<
     Table 18
     -------------------------------------------------------------------------
     Value of Whole Unit Plan as at
      June 30, 2009                                Performance multiplier
     (units thousands and $ millions          --------------------------------
      except per unit)                              -         1.0         2.0
     -------------------------------------------------------------------------
     Estimated trust units to vest
       RTUs                                     1,149       1,149       1,149
       PTUs                                         -       1,492       2,984
     -------------------------------------------------------------------------
     Total units(1)                             1,149       2,641       4,133
     -------------------------------------------------------------------------
       Trust unit price(2)                      17.81       17.81       17.81
       Trust unit distributions per month(2)     0.10        0.10        0.10
     -------------------------------------------------------------------------
     Value of Whole Unit Plan upon vesting(3)    20.5        47.0        73.6
     -------------------------------------------------------------------------
       2009                                       3.7         6.3         8.9
       2010                                       8.2        16.1        24.0
       2011                                       5.6        13.4        21.2
       2012                                       3.0        11.2        19.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Includes additional estimated units to be issued for accrued distributions to vesting date.
     (2) Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes a future trust unit price of $17.81 and $0.10 per trust unit distributions based on the unit price and distribution levels in place at June 30, 2009.
     (3) Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in March and September of each year and at that time is reflected as a reduction of cash flow from operating activities.
     >>

     Due to the variability in the future payments under the plan, the Trust estimates that between $20.5 million and $73.6 million will be paid out from
2009 through 2012 based on the current trust unit price, distribution levels and the Trust's market performance relative to its peers.

     Interest and financing charges

     Interest and financing charges decreased to $7.6 million in the second quarter of 2009 from $8.3 million in 2008 due to a decrease in short-term interest rates. As at June 30, 2009, the Trust had $707.3 million of long-term debt outstanding, of which $382.5 million was fixed at a weighted average rate of six per cent and $324.8 million, including the working capital facility, was floating at current market rates plus a credit spread of 60 basis points.
Sixty-three per cent (US $385.1 million) of the Trust's debt is denominated in
U.S. dollars.

     Foreign Exchange Gains and Losses

     The Trust recorded a gain of $40 million in the second quarter of 2009 on foreign exchange transactions compared to a gain of $3.1 million in 2008.
These amounts include both realized and unrealized foreign exchange gains and losses.
     Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements. The 2009 realized foreign exchange loss of $0.3 million relates to interest payments and hedging settlements in the quarter.
     Unrealized foreign exchange gains and losses are due to revaluation of
U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain or loss impacts net income but does not impact cash flow from operating activities as it is a non-cash amount. From March 31, 2009 to June 30, 2009, the Cdn$/US$ exchange rate decreased from 1.26 to 1.16 resulting in an unrealized gain of $39.7 million on U.S. dollar denominated debt.

     Taxes

     In the second quarter of 2009, a future income tax recovery of $13 million was included in income compared to a recovery of $31.1 million in the second quarter of 2008. The large recovery in 2008 was attributable to the future tax recovery recorded on the unrealized risk management contract losses recorded during the same period.
     The corporate income tax rate applicable to 2009 is 29 per cent; however the Trust and its subsidiaries did not pay any material cash income taxes for the second quarter of 2009. Due to the Trust's structure, currently, both income tax and future tax liabilities are passed on to the unitholders by means of royalty payments made between ARC Resources and the Trust.
     Management and the Board of Directors continue to review the impact of the SIFT rules on our business strategy. At this time Management is of the opinion that the conversion from a trust to a corporation is the most logical and tax efficient alternative for ARC unitholders. With this in mind,
Management has begun the process of detailing the steps required to convert to a corporation and is working with tax advisors to further define the process.
     A conversion to a corporation will require approval of ARC's unitholders, as well as customary court and regulatory approvals. The Trust currently anticipates that the closing of a conversion would occur on or before December
31, 2010. This would require a unitholder meeting to be scheduled for early to mid-December 2010. To be implemented, a conversion must be approved by not less than two-thirds of the votes cast by unitholders voting at the meeting.
The intention would be for a conversion to be tax deferred for Canadian and
U.S. income tax purposes.
     For Canadian GAAP, Management anticipates that the conversion would be accounted for on a continuity of interests basis. Under the continuity of interests method of accounting, the corporation would be recognized as the successor entity to the Trust and the Consolidated Financial Statements would reflect financial position, results of operations and cash flows as if the corporation had always carried on the business formerly carried on by the
Trust. Certain terms such as shareholder, unitholder, dividend, and distribution would be used interchangeably throughout the Consolidated
Financial Statements.
     The corporation would expect to allocate its cash flow among funding a portion of capital expenditures, periodic debt repayments, site reclamation expenditures, and dividends, or distributions. Current taxes payable by ARC after converting to a corporation will be subject to normal corporate tax rates. Taxable income as a corporation will vary depending on total income and expenses and vary with changes to commodity prices, costs, claims for both accumulated tax pools and tax pools associated with current year expenditures.
As ARC has accumulated $2.2 billion of income tax pools, taxable income will be reduced or potentially eliminated for the initial period post conversion.
The $2.2 billion of income tax pools (detailed in Table 19) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

     <<
     Table 19
     -------------------------------------------------------------------------
                                Cdn $ millions at
     Tax Pool type                  June 30, 2009        Annual deductibility
     -------------------------------------------------------------------------
     Canadian Oil and Gas Property
      Expense                               989.2       10% declining balance
     Canadian Development Expense           376.2       30% declining balance
     Canadian Exploration Expense            93.2                        100%
     Un-depreciated Capital Cost            396.6     Primarily 25% declining
                                                                      balance
     Non-Capital Losses                     132.5                        100%
     Research and Experimental Credits        0.8                        100%
     Other                                   17.5           Various rates, 7%
                                                     declining balance to 20%
     -------------------------------------------------------------------------
     Total Federal Tax Pools              2,006.0
     -------------------------------------------------------------------------
     Additional Alberta Tax Pools           155.5          Various rates, 25%
                                                    declining balance to 100%
     -------------------------------------------------------------------------
     Total Federal and Provincial Pools   2,161.5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Returns to shareholders post conversion will be impacted by the reduction of cash flow required to pay current income taxes, if any. Over the longer term, we would expect Canadian investors who hold their trust units in a taxable account will be relatively indifferent on an after tax basis as to whether ARC is structured as a corporation or as a trust in 2011. However,
Canadian tax deferred investors (those holding their trust units in a tax deferred vehicle such as an RRSP, RRIF or pension plan) and foreign investors will realize a lower after tax return on distributions in 2011 due to the introduction of the SIFT Tax should ARC stay as a trust, and their inability to claim the dividend tax credit if ARC converts to a corporation.
     If a conversion from the trust structure to a corporation is approved by the unitholders, the income tax payable by unitholders will vary and each unitholder should consult their own tax advisor for details on the direct impact to themselves.

     Depletion, Depreciation and Accretion of Asset Retirement Obligation

     The depletion, depreciation and accretion ("DD&A") rate increased to
$16.89 per boe in the second quarter of 2009 from $15.98 per boe in the second quarter of 2008. The Trust posted a large increase in proved reserves at year-end 2008; however, these reserves were offset by a significant increase in the future development costs required to convert proven undeveloped reserves to proven producing reserves.
     A breakdown of the DD&A rate is summarized in Table 20:

     <<
     Table 20
     -------------------------------------------------------------------------
                                  Three Months Ended       Six Months Ended
                                       June 30                 June 30
     -------------------------------------------------------------------------
     DD&A Rate
     ($ millions except per                       %                       %
      boe amounts)               2009    2008  Change    2009    2008  Change
     -------------------------------------------------------------------------
     Depletion of oil and gas
      assets(1)                  94.9    90.7       5   190.0   185.4       2
     Accretion of asset
      retirement obligation(2)    2.3     2.3       -     4.6     4.6       -
     -------------------------------------------------------------------------
     Total DD&A                  97.2    93.0       5   194.6   190.0       2
     DD&A rate per boe          16.89   15.98       6   16.69   15.95       5
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment balance and is being depleted over the life of the reserves.
     (2) Represents the accretion expense on the asset retirement obligation during the year.
     >>

     Capital Expenditures and Net Acquisitions

     Capital expenditures, excluding acquisitions and dispositions, totaled
$48.9 million in the second quarter of 2009 compared to $131.3 million in the same period of 2008. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures.
     Of the total amount spent in the second quarter, $29.1 million was spent on the Montney resource play while the remaining $19.8 million was spent on the remainder of the Trust's conventional portfolio which has produced strong production results despite the reduced capital re-investment in 2009.
     In addition to capital expenditures on development activities, the Trust completed small net property acquisitions of $2.2 million in the second quarter of 2009 most of which related to the acquisition of undeveloped land in the Dawson area.
     For the remainder of 2009, the Trust expects to drill 32 gross wells on operated properties, complete all wells in inventory and start constructing the Dawson gas plant that is now expected to be operational by the end of the first quarter of 2010. Total capital expenditures are forecast to be $350 million in 2009.
     Subsequent to quarter end, the Trust completed a small property disposition of non-core assets in southeast Saskatchewan for proceeds of $33.5 million. This disposition will have no material impact on the forecast production volumes for the year.
     A breakdown of capital expenditures and net acquisitions is shown in
Table 21:

     <<
     Table 21
     -------------------------------------------------------------------------
                                  Three Months Ended       Six Months Ended
                                       June 30                 June 30
     -------------------------------------------------------------------------
     Capital Expenditures                         %                       %
     ($ millions)                2009    2008  Change    2009    2008  Change
     -------------------------------------------------------------------------
     Geological and geophysical   5.0    16.4     (70)    7.8    21.9     (64)
     Drilling and completions    18.6    32.6     (43)   87.1    97.0     (10)
     Plant and facilities        23.6    24.1      (2)   48.7    35.7      36
     Undeveloped land purchased
      at crown land sales         0.2    57.8     (99)    0.4    86.6     (99)
     Other capital                1.5     0.4     275     2.1     1.4      50
     -------------------------------------------------------------------------
     Total capital expenditures
      before net acquisitions    48.9   131.3     (63)  146.1   242.6     (40)
     -------------------------------------------------------------------------
     Producing property
      acquisitions(1)             0.1     0.4     (75)    0.2     0.3     (33)
     Undeveloped land property
      acquisitions                2.2       -     100     8.3    13.9     (40)
     Producing property
      dispositions(1)               -    (0.1)   (100)      -    (0.1)   (100)
     Undeveloped land property
      dispositions                  -       -       -       -    (3.7)   (100)
     -------------------------------------------------------------------------
     Total capital expenditures
      and net acquisitions       51.2   131.6     (61)  154.6   253.0     (39)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Value is net of post-closing adjustments.
     >>

     Approximately 90 per cent of the $48.9 million capital program in the second quarter of 2009 was financed with cash flow from operating activities and proceeds from the distribution re-investment plan ("DRIP") compared to 100 per cent for the same period of 2008. Property acquisitions were financed through debt and working capital. On a year-to-date basis, the Trust has funded 73 per cent of the capital expenditures with cash flow from operating activities and proceeds from the DRIP as compared to 100 per cent for the first six months of 2008.

     <<
     Table 22
     -------------------------------------------------------------------------
     Source of Funding of Capital Expenditures and Net Acquisitions
     ($ millions)
     -------------------------------------------------------------------------
                             Three Months Ended         Three Months Ended
                               June 30, 2009              June 30, 2008
     -------------------------------------------------------------------------
                         Capital      Net    Total  Capital      Net    Total
                          Expend-  Acquis-  Expend-  Expend-  Acquis-  Expend-
                          itures   itions   itures   itures   itions   itures
     -------------------------------------------------------------------------

     Expenditures           48.9      2.3     51.2    131.3      0.3    131.6
     -------------------------------------------------------------------------
     Per cent funded by:
     Cash flow from
      operating activities   55%        -      53%      96%        -      95%
     Proceeds from
      Distribution
      re-investment plan
      ("DRIP")               35%        -      33%       4%     100%       5%
     Debt(1)                 10%     100%      14%        -        -        -
     -------------------------------------------------------------------------
                            100%     100%     100%     100%     100%     100%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) The Trust's debt balance was reduced by $240 million with the net proceeds of the equity offering completed in the first quarter. These proceeds are intended to fund a portion of ARC's expenditures in the
         Montney resource play.

     Table 22a
     -------------------------------------------------------------------------
     Source of Funding of Capital Expenditures and Net Acquisitions
     ($ millions)
     -------------------------------------------------------------------------
                              Six Months Ended           Six Months Ended
                               June 30, 2009              June 30, 2008
     -------------------------------------------------------------------------
                         Capital      Net    Total  Capital      Net    Total
                          Expend-  Acquis-  Expend-  Expend-  Acquis-  Expend-
                          itures   itions   itures   itures   itions   itures
     -------------------------------------------------------------------------
     Expenditures          146.1      8.5    154.6    242.6     10.4    253.0
     -------------------------------------------------------------------------
     Per cent funded by:
     Cash flow from
      operating activities   49%        -      46%      85%        -      81%
     Proceeds from
      Distribution
      re-investment plan
      ("DRIP")               24%        -      23%      15%     100%      19%
     Debt(1)                 27%     100%      31%        -        -        -
     -------------------------------------------------------------------------
                            100%     100%     100%     100%     100%     100%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) The Trust's debt balance was reduced by $240 million with the net proceeds of the equity offering completed in the first quarter. These proceeds are intended to fund a portion of ARC's expenditures in the
         Montney resource play.
     >>

     Asset Retirement Obligation and Reclamation Fund

     At June 30, 2009, the Trust recorded an Asset Retirement Obligation
("ARO") of $144.1 million ($141.5 million at December 31, 2008) for future abandonment and reclamation of the Trust's properties.
     Included in the June 30, 2009 ARO balance was a $0.9 million increase related to development activities and changes in estimates in the first half of 2009, $4.6 million for accretion expense in the period and a reduction of
$2.9 million for actual abandonment expenditures incurred in the first half of
2009.
     ARC's reclamations funds held $28.9 million as at June 30, 2009. Under the terms of the Trust's investment policy, reclamation fund investments and excess cash can only be invested in Canadian or U.S. Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

     Capitalization, Financial Resources and Liquidity

     A breakdown of the Trust's capital structure is outlined in Table 23, as at June 30, 2009 and December 31, 2008:

     <<
     Table 23
     -------------------------------------------------------------------------
     Capital Structure and Liquidity                   June 30,   December 31,
     ($ millions except per cent and ratio amounts)       2009           2008
     -------------------------------------------------------------------------
     Net debt obligations(1)                             737.6          961.9
     Market value of trust units and exchangeable
      shares(2)                                        4,222.8        4,405.9
     -------------------------------------------------------------------------
     Total capitalization(3)                           4,960.4        5,367.8
     -------------------------------------------------------------------------
     Net debt as a percentage of total capitalization    14.9%          17.9%
     Net debt to annualized YTD cash flow from
      operating activities                                 1.6            1.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net debt is a non-GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities. It is calculated as long-term debt plus current liabilities less the current assets as they appear on the Consolidated Balance Sheets. Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.
     (2) Calculated using the total trust units outstanding at June 30 and
         December 31 including the total number of trust units issuable for exchangeable shares at June 30 and December 31 multiplied by the closing trust unit price of $17.81 and $20.10 at June 30, 2009 and
         December 31, 2008, respectively.
     (3) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.
     >>

     On April 14, 2009, the Trust announced the closing of a private placement of long-term debt in the form of senior secured notes totaling US$125 million at a blended average interest rate of 7.47 per cent. The notes were offered in three tranches, one tranche of US$67.5 million senior notes with a five year average life repayable in years 2012 through 2016 issued at an interest rate of 7.19 per cent. The second tranche of US$35 million senior notes with a 10 year average life repayable in years 2017 through 2021, issued at an interest rate of 8.21 per cent. The third tranche of Cdn$29 million senior notes was issued with a five year average life repayable in years 2012 through 2016, issued at an interest rate of 6.5 per cent.
     At June 30, 2009, the Trust's current credit facilities comprised
Cdn$382.5 million in senior secured notes currently outstanding, a Cdn$800 million syndicated bank credit facility, of which Cdn$324.1 million was outstanding and a Cdn$25 million demand working capital facility, of which
$0.7 million was outstanding. The credit facility syndicate includes 11 domestic and international banks. The Trust's debt agreements contain a number of covenants all of which were met as at June 30, 2009; these agreements are available at www.SEDAR.com.
     In April 2009, ARC extended its uncommitted master shelf agreement from
May 2009 to April 2012. The extended agreement allows for an aggregate draw of up to US$225 million (Cdn$261.6 million) in long-term notes at a rate equal to the related U.S. treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance.
     As at June 30, 2009, the Trust has approximately $648.4 million of unused credit available: $475.9 million under its credit facility, and $172.5 million available to draw long-term notes under the master shelf agreement.
     As a result of the weakened global economic situation, the Trust along with all other oil and gas entities will have restricted access to capital and increased borrowing costs. Although the Trust's business and asset base have not changed, the lending capacity of all financial institutions has been diminished and risk premiums have increased. These issues will impact the
Trust as it reviews financing alternatives for the 2009 capital program, assesses potential future acquisition opportunities and manages future cash flow decremented by lower commodity prices and higher borrowing costs. The
Trust intends to finance its 2009 capital program with cash flow, existing credit facilities, proceeds from the DRIP, potential asset dispositions and new borrowings or equity if necessary. Beyond that, the Trust may need to access additional capital and/or curtail capital expenditure plans and will look to do so in the most cost effective manner possible.

     Unitholders' Equity

     At June 30, 2009, there were 237.1 million trust units issued and issuable for exchangeable shares, an increase of 17.9 million trust units from
December 31, 2008 due mostly to the issuance of 15.5 million trust units as part of an equity offering in February 2009.
     Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the first half of 2009, the Trust raised proceeds of
$35.6 million and issued 2.4 million trust units pursuant to the DRIP at an average price of $15.52 per unit.

     Distributions

     ARC declared distributions of $75 million ($0.32 per unit), representing
72 per cent of 2009 second quarter cash flow from operating activities compared to distributions of $144.7 million ($0.68 per unit) representing 53 per cent of cash flow from operating activities in the second quarter of 2008.

     <<
     The following items may be deducted from cash flow from operating activities to arrive at distributions to unitholders:

     -  The portion of capital expenditures that are funded with cash flow from operating activities. In the first half of 2009, the Trust withheld approximately 31 per cent of cash flow from operating activities to fund 49 per cent of the capital program excluding acquisitions. The remaining portion of capital expenditures was financed by proceeds from the DRIP program and debt.

     -  An annual contribution to the reclamation funds, with $12 million scheduled to be contributed in 2009. The reclamation funds are segregated bank accounts or subsidiary trusts and the balances will be drawn on in future periods as the Trust incurs abandonment and reclamation costs over the life of its properties.

     -  Debt principal repayments from time to time as determined by the board of directors. The Trust's current debt level is well within the covenants specified in the debt agreements and, accordingly, there are no current mandatory requirements for repayment.

     -  Income taxes that are not passed on to unitholders. The Trust has a liability for future income taxes due to the excess of book value over the tax basis of the assets of the Trust and its corporate subsidiaries. The Trust currently, and up until January 1, 2011, may minimize or eliminate cash income taxes in corporate subsidiaries by maximizing deductions, however in future periods there may be cash income taxes if deductions are not sufficient to eliminate taxable income. Taxability of the Trust is currently passed on to unitholders in the form of taxable distributions whereby corporate income taxes are eliminated at the Trust level. The Trust taxation legislation, which will take effect in 2011, will result in taxes payable at the
        Trust level and therefore distributions to unitholders will decrease.

     -  Working capital requirements as determined by the board of directors.
        Certain working capital amounts may be deducted from cash flow from operating activities, however such amounts would be minimal and the
        Trust does not anticipate any such deductions in the foreseeable future.

     -  The Trust has certain obligations for future payments relative to employee long-term incentive compensation. Presently, the Trust estimates that $20.5 million to $73.6 million will be paid out pursuant to such commitments in 2009 through 2012 subject to vesting provisions and future performance of the Trust. These amounts will reduce cash flow from operating activities and may in turn reduce distributions in future periods.

     Cash flow from operating activities and distributions in total and per unit are summarized in Table 24 and Table 24a:

     Table 24
     -------------------------------------------------------------------------
                              Three Months Ended          Three Months Ended
                                    June 30                     June 30
     Cash flow from
       operating            2009     2008  % Change    2009     2008  % Change
       activities and
       distributions        ($ millions)             ($ per unit)
     -------------------------------------------------------------------------
     Cash flow from
      operating
      activities           104.3    273.4      (62)    0.44     1.27      (65)

     Net reclamation fund
      withdrawals
      (contributions)(1)    (2.3)    (3.3)     (30)   (0.01)   (0.02)     (50)

     Capital expenditures
      funded with cash
      flow from operating
      activities           (27.0)  (125.4)     (78)   (0.11)   (0.58)     (81)

     Other(2)                  -        -        -        -     0.01     (100)
     -------------------------------------------------------------------------
     Distributions          75.0    144.7      (48)    0.32     0.68      (53)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Table 24a
     -------------------------------------------------------------------------
                              Six Months Ended             Six Months Ended
                                    June 30                     June 30
     Cash flow from
       operating            2009     2008  % Change    2009     2008  % Change
       activities and
       distributions         ($ millions)              ($ per unit)
     -------------------------------------------------------------------------
     Cash flow from
      operating
      activities          228.6     483.4      (53)    0.98     2.25      (56)

     Net reclamation fund
      withdrawals
      (contributions)(1)   (0.8)     (6.6)     (88)       -    (0.03)    (100)

     Capital expenditures
      funded with cash
      flow from operating
      activities          (70.8)   (205.3)     (66)   (0.30)   (0.96)     (69)

     Other(2)                 -         -        -        -     0.02     (100)
     -------------------------------------------------------------------------
     Distributions        157.0     271.5      (42)    0.68     1.28      (47)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.
     (2) Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operated activities are based on weighted average outstanding trust units in the period.

     The Trust continually assesses distribution levels, in light of commodity prices, capital expenditure programs and production volumes, to ensure that distributions are in line with the long-term strategy and objectives of the
Trust as per the following guidelines:

     -  To maintain a level of distributions that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on cash flows. The Trust's objective is to normalize the effect of volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.

     -  To ensure that the Trust's financial flexibility is maintained by a review of the Trust's debt to equity and debt to cash flow from operating activities levels. The use of cash flow from operating activities and proceeds from equity offerings to fund capital development activities reduces the requirements of the Trust to use debt to finance these expenditures. In the first half of 2009 the
        Trust funded 49 per cent of capital development activities with a portion of cash flow from operating activities. Distributions and the actual amount of cash flows withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment and is subject to the approval and discretion of the Board of
        Directors.
     >>

     The actual amount of future monthly distributions is proposed by
Management and is subject to the approval and discretion of the Board of
Directors. The Board reviews future distributions in conjunction with their review of quarterly financial and operating results.
     Please refer to the Trust's website at www.arcenergytrust.com for details of the monthly distribution amounts and distribution dates for 2009.

     Environmental Initiatives Impacting the Trust

     On July 1, 2009, the British Columbia government increased the rates applicable to the consumer-based carbon tax as expected. This increase in rates will increase the tax amount that the Trust is required to pay on all fuel used in the course of operations in that province, however, the total impact to the Trust is still expected to be less than $1 million per year.

     Contractual Obligations and Commitments

     The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations and employee agreements. These obligations are of a recurring and consistent nature and impact the Trust's cash flows in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 25.

     <<
     Table 25
     -------------------------------------------------------------------------
     Payments due by period
     -------------------------------------------------------------------------
                                   1 year      2-3      4-5   Beyond    Total
                                             years    years  5 years
     -------------------------------------------------------------------------
     Debt repayments(1)              19.1    413.8    118.1    156.3    707.3
     Interest payments(2)            22.6     41.6     29.9     28.2    122.3
     Reclamation fund
      contributions(3)                5.3      9.5      8.3     67.9     91.0
     Purchase commitments            15.7     12.5      4.8      3.5     36.5
     Transportation commitments(4)    2.2     19.2     27.2      9.2     57.8
     Operating leases                 6.3      9.5     14.7     78.2    108.7
     Risk management contract
      premiums(5)                     8.8        -        -        -      8.8
     -------------------------------------------------------------------------
     Total contractual obligations   80.0    506.1    203.0    343.3  1,132.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Long-term and short-term debt, excluding interest.
     (2) Fixed interest payments on senior secured notes.
     (3) Contribution commitments to a restricted reclamation fund associated with the Redwater property.
     (4) Fixed payments for transporting production from the Dawson gas plant, expected to be operational in early 2010.
     (5) Fixed premiums to be paid in future periods on certain commodity risk management contracts.
     >>

     The above noted risk management contract premiums are part of the Trust's commitments related to its risk management program and have been recorded at fair market value at June 30, 2009 on the balance sheet as part of risk management contracts. In addition to the premiums, the Trust has commitments related to its risk management program.
     The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust's 2009 capital budget has been approved by the Board at $350 million. This commitment has not been disclosed in the commitment table (Table 25) as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.
     The 2009 capital budget of $350 million includes $11 million for leasehold development costs related to the Trust's new office space in downtown Calgary. These costs will be incurred throughout 2009 with additional costs to be incurred in 2010. The operating lease commitments for the new space begin in the first quarter of 2010 and are included in Table 25.
     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations and therefore the commitment table (Table 25) does not include any commitments for outstanding litigation and claims.
     The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table
(Table 25) as it is of a routine nature and is part of normal course of operations.

     Off Balance Sheet Arrangements

     The Trust has certain lease agreements, all of which are reflected in the
Contractual Obligations and Commitments table (Table 25), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of June 30,
2009.

     Critical Accounting Estimates

     The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

     <<
     The Trust's financial and operating results incorporate certain estimates including:

     -  estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
     -  estimated capital expenditures on projects that are in progress;
     -  estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
     -  estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
     -  estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
     -  estimated future recoverable value of property, plant and equipment and goodwill.
     >>

     The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.
Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.
     The ARC leadership team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the
Trust's environmental, health and safety policies.

     Internal Control over Financial Reporting

     ARC is required to comply with National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", otherwise referred to as Canadian SOX ("C-Sox"). The certification of interim filings for the interim period ended June 30, 2009 requires that the Trust disclose in the interim MD&A any changes in the Trust's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the Trust's internal control over financial reporting. The Trust confirms that no such changes were made to the internal controls over financial reporting during the first six months of
2009.

     <<
     Financial Reporting Update

     Current Year Accounting Changes

     Effective January 1, 2009, the Trust prospectively adopted Section 3064,
Goodwill and Intangible Assets issued by the Canadian Institute of Chartered
Accountants ("CICA"). Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. This new section has no current impact on the Trust or its Consolidated Financial Statements.

     Future Accounting Changes
     International Financial Reporting Standards ("IFRS")
     In April 2008, the CICA published the exposure draft "Adopting IFRS in
Canada". The exposure draft proposes to incorporate IFRS into the CICA
Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS.
     The Trust has commenced the process to transition from current Canadian
GAAP to IFRS. Internal staff has been appointed to lead the conversion project along with sponsorship from the leadership team. Regular progress reporting to the audit committee of the Board of Directors on the status of the IFRS conversion has been implemented.

     ARC's project consists of three key phases:

     -  Scoping and diagnostic phase - this phase involves performing a high level impact analysis to identify areas that may be affected by the transition to IFRS. The results of this analysis are priority ranked according to complexity and the amount of time required to assess the impact changes in transitioning to IFRS.

     -  Impact analysis and evaluation phase - during this phase, items identified in the diagnostic are addressed according to the priority levels assigned to them. This phase involves analysis of policy choices allowed under IFRS and their impact to the financial statements. In addition, certain potential differences are further investigated to assess whether there may be a broader impact to the
        Trust's debt agreements, compensation arrangements or management reporting systems. The conclusion of the impact analysis and evaluation phase will require the audit committee of the Board of
        Directors to review and approve all accounting policy choices as proposed by Management.

     -  Implementation phase - involves implementation of all changes approved in the impact analysis phase and will include changes to information systems, business processes, modification of agreements and training of all staff who are impacted by the conversion.
     >>

     The Trust has completed the scoping and diagnostic phase and expects to complete the impact analysis and evaluation phase during the fall of 2009.
     In July 2009, the international accounting standards board issued amendments to IFRS 1, "First-Time Adoption of International Financial
Reporting Standards" ("IFRS 1"). IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas to the general requirement for full retrospective application of IFRS. The amendment issued in July provides the option to value the property plant and equipment ("PP&E") assets at their deemed cost being the net book value assigned to these assets as at the date of transition, January
1, 2010. This amendment is permissible for entities, such as the Trust, who currently follow the full cost accounting guideline under Canadian GAAP that accumulates all oil and gas assets into one cost centre. Under IFRS, the
Trust's PP&E assets must be divided into smaller cost centers. The net book value of the assets on the date of transition will be allocated to the new cost centers of the basis of the Trust's reserve values at that point in time.
As this is one of the Trust's largest differences from Canadian GAAP to IFRS, the Trust can now assess that this area will not create material changes to the Trust's financial results upon transition.

     Business Combinations
     The CICA issued Handbook section 1582 "Business Combinations" which replaces the previous business combinations standard. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at the market price at acquisition date. Under the current standard, the purchase price used is based on the market price of shares for a reasonable period before and after the date the acquisition is agreed upon and announced. In addition, the guidance generally requires all acquisition costs to be expensed. Current standards allow for the capitalization of these costs as part of the purchase price. This new Section also addresses contingent liabilities, which will be required to be recognized at fair value on acquisition, and subsequently re-measured at each reporting period until settled. Currently, standards require only contingent liabilities that are payable to be recognized. The new guidance requires negative goodwill to be recognized in earnings rather than the current standard of deducting from non-currents assets in the purchase price allocation. This standard will be effective for the Trust on January 1, 2011, with prospective application.

     Consolidated Financial Statements and Non-controlling Interest
     The CICA issued Handbook Sections 1601 "Consolidated Financial
Statements", and 1602 "Non-controlling Interests", which replaces existing guidance under Section 1600 "Consolidated Financial Statements". Section 1601
establishes standards for the preparation of Consolidated Financial
Statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in Consolidated Financial Statements subsequent to a business combination. These standards will be effective for the Trust for business combinations occurring on or after January 1, 2011.

     Financial Instruments - Disclosures
     The CICA issued amendments to Handbook Section 3862, Financial
Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards "IFRS".
The Trust will include these additional disclosures in its annual Consolidated
Financial Statements for the year ending December 31, 2009.

     Non-GAAP Measures

     Management uses certain key performance indicators ("KPIs") and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks ("netbacks"), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

     Forward-looking Information and Statements

     This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective",
"ongoing", "may", "will", "project", "should", "believe", "plans", "intends",
"strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: the volumes and estimated value of ARC's oil and gas reserves; the life of ARC's reserves; the volume and product mix of ARC's oil and gas production; future oil and natural gas prices and ARC's commodity risk management programs; the amount of future asset retirement obligations;
future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; future development, exploration, acquisition and development activities
(including drilling plans) and related capital expenditures, future tax treatment of income trusts and future taxes payable by ARC; and ARC's tax pools.
     The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of
ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures; ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices;
changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets;
increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).
     The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     <<
     Additional Information

     Additional information relating to ARC can be found on SEDAR at
www.sedar.com.

     QUARTERLY HISTORICAL REVIEW
     -------------------------------------------------------------------------
     (Cdn $ millions, except per unit
      amounts)                                     2009              2008
     -------------------------------------------------------------------------
     FINANCIAL                                  Q2       Q1       Q4       Q3
     Revenue before royalties                235.2    225.2    300.8    485.7
       Per unit(1)                            0.99     0.98     1.38     2.24
     Cash flow from operating activities     104.3    124.3    209.4    251.4
       Per unit - basic(1)                    0.44     0.54     0.96     1.16
       Per unit - diluted                     0.44     0.54     0.96     1.16
     Net income                               66.1     22.3     82.7    311.7
       Per unit - basic(2)                    0.28     0.10     0.38     1.46
       Per unit - diluted                     0.28     0.10     0.38     1.46
     Distributions                            75.0     82.0    127.2    171.3
       Per unit - basic(3)                    0.32     0.36     0.59     0.80
     Total assets                          3,672.5  3,733.1  3,766.7  3,687.5
     Total liabilities                     1,323.1  1,392.1  1,624.6  1,530.8
     Net debt outstanding(4)                 737.6    781.5    961.9    773.2
     Weighted average trust units(5)         236.6    228.9    218.3    216.6
     Trust units outstanding and
      issuable(5)                            237.1    236.0    219.2    217.4
     -------------------------------------------------------------------------
     CAPITAL EXPENDITURES
     Geological and geophysical                5.0      2.8      3.7      1.3
     Land                                      0.2      0.2     17.1     18.6
     Drilling and completions                 18.6     68.5    117.1     91.4
     Plant and facilities                     23.6     25.1     30.5     24.2
     Other capital                             1.5      0.6      1.0      0.9
     Total capital expenditures               48.9     97.2    169.4    136.4
     Property acquisitions (dispositions)
      net                                      2.3      6.2     27.6     13.1
     Total capital expenditures and net
      acquisitions                            51.2    103.4    197.0    149.5
     -------------------------------------------------------------------------
     OPERATING
     Production
       Crude oil (bbl/d)                    26,917   28,806   28,935   28,509
       Natural gas (mmcf/d)                  200.2    193.8    195.1    192.0
       Natural gas liquids (bbl/d)           3,679    3,764    3,858    3,822
       Total (boe per day 6:1)              63,969   64,872   65,313   64,325
     Average prices
       Crude oil ($/bbl)                     62.74    46.44    56.26   114.20
       Natural gas ($/mcf)                    3.73     5.20     7.48     8.68
       Natural gas liquids ($/bbl)           38.89    38.86    45.22    82.87
       Oil equivalent ($/boe)                40.32    38.40    49.93    81.42
     -------------------------------------------------------------------------
     TRUST UNIT TRADING PRICES
     (based on intra-day trading)
     High                                    19.25    20.90    22.55    33.30
     Low                                     14.12    11.73    15.01    22.33
     Close                                   17.81    14.15    20.10    23.10
     Average daily volume (thousands)          988    1,240    1,523      841
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     (Cdn $ millions, except per unit
      amounts)                                   2008              2007
     -------------------------------------------------------------------------
     FINANCIAL                                  Q2       Q1       Q4       Q3
     Revenue before royalties                512.0    407.9    338.0    300.2
       Per unit(1)                            2.38     1.91     1.59     1.42
     Cash flow from operating activities     273.4    209.9    173.7    179.6
       Per unit - basic(1)                    1.27     0.98     0.82     0.85
       Per unit - diluted                     1.27     0.98     0.82     0.85
     Net income                               57.3     81.3    106.3    120.8
       Per unit - basic(2)                    0.27     0.39     0.51     0.58
       Per unit - diluted                     0.27     0.39     0.51     0.58
     Distributions                           144.7    126.8    125.8    125.0
       Per unit - basic(3)                    0.68     0.60     0.60     0.60
     Total assets                          3,664.3  3,592.6  3,533.0  3,460.8
     Total liabilities                     1,689.6  1,560.4  1,491.3  1,421.4
     Net debt outstanding(4)                 756.1    770.1    752.7    699.8
     Weighted average trust units(5)         215.2    213.8    212.5    210.9
     Trust units outstanding and
      issuable(5)                            215.8    214.7    213.2    211.7
     -------------------------------------------------------------------------
     CAPITAL EXPENDITURES
     Geological and geophysical               16.4      5.5      3.0      2.9
     Land                                     57.8     28.8     42.6     33.0
     Drilling and completions                 32.6     64.4     75.2     73.4
     Plant and facilities                     24.1     11.6     17.9     21.1
     Other capital                             0.4      1.0      0.6      1.5
     Total capital expenditures              131.3    111.3    139.3    131.9
     Property acquisitions (dispositions)
      net                                      0.3     10.1      5.0     27.3
     Total capital expenditures and net
      acquisitions                           131.6    121.4    144.3    159.2
     -------------------------------------------------------------------------
     OPERATING
     Production
       Crude oil (bbl/d)                    27,541   29,064   28,682   28,437
       Natural gas (mmcf/d)                  194.7    204.3    187.4    173.3
       Natural gas liquids (bbl/d)           3,906    3,856    4,067    3,795
       Total (boe per day 6:1)              63,896   66,976   63,989   61,108
     Average prices
       Crude oil ($/bbl)                    118.32    89.72    77.53    73.40
       Natural gas ($/mcf)                   10.41     7.80     6.32     5.52
       Natural gas liquids ($/bbl)           82.29    68.54    62.75    55.64
       Oil equivalent ($/boe)                87.73    66.67    57.26    53.28
     -------------------------------------------------------------------------
     TRUST UNIT TRADING PRICES
     (based on intra-day trading)
     High                                    33.95    27.06    21.55    22.60
     Low                                     25.19    20.00    18.90    19.00
     Close                                   33.95    26.38    20.40    21.17
     Average daily volume (thousands)          659      863      624      503
     -------------------------------------------------------------------------
     (1) Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.
     (2) Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding
         (excluding trust units issuable for exchangeable shares).
     (3) Based on number of trust units outstanding at each distribution date.
     (4) Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.
     (5) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

     CONSOLIDATED BALANCE SHEETS (unaudited)
     As at June 30 and December 31

     (Cdn$ millions)                                      2009           2008
     -------------------------------------------------------------------------

     ASSETS
       Current assets
       Cash and cash equivalents (Note 3)         $          -   $       40.0
       Accounts receivable (Note 4)                      110.8          110.0
       Prepaid expenses                                   18.4           16.8
       Risk management contracts (Note 9)                  7.7           24.4
       Future income taxes                                 5.4            3.9
     -------------------------------------------------------------------------
                                                         142.3          195.1
     Reclamation funds                                    28.9           28.2
     Risk management contracts (Note 9)                    1.7            9.2
     Property, plant and equipment                     3,342.0        3,376.6
     Goodwill                                            157.6          157.6
     -------------------------------------------------------------------------
     Total assets                                 $    3,672.5   $    3,766.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES
     Current liabilities
       Accounts payable and accrued
        liabilities (Note 5)                      $      136.0   $      194.4
       Distributions payable                              23.5           32.5
       Risk management contracts (Note 9)                 12.7           23.5
     -------------------------------------------------------------------------
                                                         172.2          250.4
     Risk management contracts (Note 9)                    0.4            3.4
     Long-term debt (Note 6)                             707.3          901.8
     Accrued long-term incentive compensation
      (Note 14)                                           12.3           14.2
     Asset retirement obligations (Note 7)               144.1          141.5
     Future income taxes                                 286.8          313.3
     -------------------------------------------------------------------------
     Total liabilities                                 1,323.1        1,624.6
     -------------------------------------------------------------------------

     COMMITMENTS AND CONTINGENCIES (Note 15)

     NON-CONTROLLING INTEREST
       Exchangeable shares (Note 10)                      37.1           42.4

     UNITHOLDERS' EQUITY
       Unitholders' capital (Note 11)                  2,884.4        2,600.7
       Deficit (Note 12)                                (571.5)        (502.9)
       Accumulated other comprehensive (loss)
        income (Note 12)                                  (0.6)           1.9
     -------------------------------------------------------------------------
     Total unitholders' equity                         2,312.3        2,099.7
     -------------------------------------------------------------------------
     Total liabilities and unitholders' equity    $    3,672.5   $    3,766.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     See accompanying notes to the Consolidated Financial Statements

     CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (unaudited)
     For the three and six months ended June 30

     -------------------------------------------------------------------------
                                          Three Months Ended  Six Months Ended
                                                  June 30           June 30
     (Cdn$ millions, except per
      unit amounts)                           2009     2008     2009     2008
     -------------------------------------------------------------------------
     REVENUES
     Oil, natural gas and natural gas
      liquids                              $ 235.2  $ 512.0  $ 460.4  $ 919.9
     Royalties                               (27.5)   (91.8)   (64.5)  (164.0)
     -------------------------------------------------------------------------
                                             207.7    420.2    395.9    755.9
     (Loss) gain on risk management
      contracts (Note 9)
       Realized                               (1.9)   (44.7)    14.4    (74.2)
       Unrealized                             (0.6)  (142.8)    (7.2)  (161.5)
     -------------------------------------------------------------------------
                                             205.2    232.7    403.1    520.2
     -------------------------------------------------------------------------
     EXPENSES
       Transportation                          4.9      4.6     10.5      9.0
       Operating                              64.2     62.3    123.3    120.5
       General and administrative             17.5     22.5     22.6     43.7
       Provision for non-recoverable
        accounts receivable (Note 4)             -     18.0        -     18.0
       Interest and financing charges
        (Note 6)                               7.6      8.3     13.4     17.1
       Depletion, depreciation and
        accretion                             97.2     93.0    194.6    190.0
       (Gain) loss on foreign exchange       (40.0)    (3.1)   (25.4)    11.9
     -------------------------------------------------------------------------
                                             151.4    205.6    339.0    410.2
     -------------------------------------------------------------------------

     Future income tax recovery               13.0     31.1     25.2     30.6
     -------------------------------------------------------------------------
     Net income before non-controlling
      interest                                66.8     58.2     89.3    140.6
     Non-controlling interest (Note 10)       (0.7)    (0.9)    (0.9)    (2.0)
     -------------------------------------------------------------------------
     Net income                            $  66.1  $  57.3  $  88.4  $ 138.6
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Deficit, beginning of period          $(562.6) $(511.4) $(502.9) $(465.9)
     Distributions paid or declared
      (Note 13)                              (75.0)  (144.7)  (157.0)  (271.5)
     -------------------------------------------------------------------------
     Deficit, end of period (Note 12)      $(571.5) $(598.8) $(571.5) $(598.8)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Net income per unit (Note 11)
       Basic                               $  0.28  $  0.27  $  0.38  $  0.65
       Diluted                             $  0.28  $  0.27  $  0.38  $  0.65
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     See accompanying notes to the Consolidated Financial Statements

     CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER
     COMPREHENSIVE INCOME (unaudited)
     For the three and six months ended June 30

                                         Three Months Ended  Six Months Ended
                                                 June 30           June 30
     (Cdn$ millions)                          2009     2008     2009     2008
     -------------------------------------------------------------------------

     Net income                            $  66.1  $  57.3  $  88.4  $ 138.6

     Other comprehensive (loss) income,
      net of tax
       Losses on financial instruments
        designated as cash flow hedges(1)     (0.8)     0.9     (2.9)    (2.0)
       De-designation of cash flow
        hedge(2) (Note 9)                        -        -        -     10.0
       Gains and losses on financial
        instruments designated as cash flow
        hedges in prior periods realized in
        net income in the current
        period(3) (Note 9)                     0.7     (1.1)     0.6     (1.5)
       Net unrealized (losses) gains on
        available-for-sale reclamation
        funds' investments(4)                 (0.1)    (0.2)    (0.2)       -
     -------------------------------------------------------------------------
     Other comprehensive (loss) income        (0.2)    (0.4)    (2.5)     6.5
     Comprehensive income                  $  65.9  $  56.9  $  85.9  $ 145.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other comprehensive
      income (loss), beginning of period      (0.4)     4.0      1.9     (2.9)
     Other comprehensive (loss) income        (0.2)    (0.4)    (2.5)     6.5
     -------------------------------------------------------------------------
     Accumulated other comprehensive (loss)
      income, end of period (Note 12)      $  (0.6) $   3.6  $  (0.6) $   3.6
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Amounts are net of tax of $0.3 million and $1 million, respectively, for the three months and six months ended June 30, 2009 (net of tax of $0.3 million and $0.7 million, respectively, for the three and six months ended June 30, 2008).
     (2) Amount is net of tax of $3.6 million for the six months ended June
         30, 2008.
     (3) Amounts are net of tax of $0.2 million for the three and six months ended June 30, 2009 (net of tax of $0.4 million and $0.5 million, respectively, for the three and six months ended June 30, 2008).
     (4) Nominal future income tax impact for the three and six months ended
         June 30, 2009 (net of tax of $0.1 million for the three months ended
         June 30, 2008).

     See accompanying notes to the Consolidated Financial Statements

     CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
     For the three and six months ended June 30

                                         Three Months Ended  Six Months Ended
                                                 June 30           June 30
     (Cdn$ millions)                          2009     2008     2009     2008
     -------------------------------------------------------------------------

     CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                            $  66.1  $  57.3  $  88.4  $ 138.6
     Add items not involving cash:
       Non-controlling interest (Note 10)      0.7      0.9      0.9      2.0
       Future income tax recovery            (13.0)   (31.1)   (25.2)   (30.6)
       Depletion, depreciation and
        accretion                             97.2     93.0    194.6    190.0
       Non-cash loss on risk management
        contracts (Note 9)                     0.6    142.8      7.2    161.5
       Non-cash (gain) loss on foreign
        exchange                             (39.7)    (3.6)   (25.3)    11.4
       Non-cash trust unit incentive
        compensation expense (recovery)
        (Note 14)                              8.6     (1.8)    (3.5)    12.0
     Expenditures on site restoration and
      reclamation (Note 7)                    (1.2)    (2.3)    (2.9)    (6.0)
     Change in non-cash working capital      (15.0)    18.2     (5.6)     4.5
     -------------------------------------------------------------------------
                                             104.3    273.4    228.6    483.4
     -------------------------------------------------------------------------

     CASH FLOWS FROM FINANCING ACTIVITIES
     Repayment of long-term debt under
      revolving credit facilities, net       (97.2)   (29.7)  (309.6)   (39.0)
     Issue of Senior Secured Notes           152.9        -    152.9        -
     Repayment of Senior Secured Notes       (12.6)       -    (12.6)       -
     Issue of trust units                      0.5      1.0    254.0      3.8
     Trust unit issue costs                   (0.2)       -    (13.1)       -
     Cash distributions paid (Note 13)       (63.1)  (107.4)  (131.3)  (208.7)
     Change in non-cash working capital        0.1     (1.5)     2.0     (0.6)
     -------------------------------------------------------------------------
                                             (19.6)  (137.6)   (57.7)  (244.5)
     -------------------------------------------------------------------------

     CASH FLOWS FROM INVESTING ACTIVITIES
     Acquisition of petroleum and natural
      gas properties                          (2.3)    (0.4)    (8.5)   (10.5)
     Proceeds on disposition of petroleum
      and natural gas properties                 -      0.1        -      0.2
     Capital expenditures                    (47.1)  (131.0)  (146.4)  (240.4)
     Net reclamation fund (contributions)
      withdrawals                             (2.3)     0.6     (0.8)     0.8
     Change in non-cash working capital      (33.0)    (7.5)   (55.2)     4.0
     -------------------------------------------------------------------------
                                             (84.7)  (138.2)  (210.9)  (245.9)
     -------------------------------------------------------------------------
     DECREASE IN CASH AND CASH EQUIVALENTS       -     (2.4)   (40.0)    (7.0)
     CASH AND CASH EQUIVALENTS, BEGINNING
      OF PERIOD                                  -      2.4     40.0      7.0
     -------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS, END OF
      PERIOD                               $     -  $     -  $     -  $     -
     -------------------------------------------------------------------------
     See accompanying notes to the Consolidated Financial Statements
     >>

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
     June 30, 2009 and 2008
     (all tabular amounts in Cdn$ millions, except per unit amounts)

     1.  SUMMARY OF ACCOUNTING POLICIES

     The unaudited interim Consolidated Financial Statements follow the same accounting policies as the most recent annual audited financial statements, except as highlighted in Note 2. The interim Consolidated
     Financial Statement note disclosures do not include all of those required by Canadian generally accepted accounting principles
     ("GAAP") applicable for annual Consolidated Financial Statements.
     Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial
     Statements included in the Trust's 2008 annual report.

     2.  NEW ACCOUNTING POLICIES

     Current Year Accounting Changes

     Effective January 1, 2009, the Trust adopted Section 3064, Goodwill and Intangible Assets issued by the Canadian Institute of Chartered
     Accountants ("CICA"). Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. This new section has no current impact on the Trust or its Consolidated
     Financial Statements.

     This standard was adopted prospectively.

     Future Accounting Changes

     A. Business Combinations

     The CICA issued Handbook section 1582 "Business Combinations" that replaces the previous business combinations standard. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at the market price at acquisition date. Under the current standard, the purchase price used is based on the market price of shares for a reasonable period before and after the date the acquisition is agreed upon and announced. In addition, the guidance generally requires all acquisition costs to be expensed. Current standards allow for the capitalization of these costs as part of the purchase price. This new Section also addresses contingent liabilities, which will be required to be recognized at fair value on acquisition, and subsequently remeasured at each reporting period until settled. Currently, standards require only contingent liabilities that are payable to be recognized. The new guidance requires negative goodwill to be recognized in earnings rather than the current standard of deducting from non-currents assets in the purchase price allocation. This standard will be effective for the Trust on January 1, 2011, with prospective application.

     B. Consolidated Financial Statements and Non-controlling Interest

     The CICA issued Handbook Sections 1601 "Consolidated Financial
     Statements", and 1602 "Non-controlling Interests", which replaces existing guidance under Section 1600 "Consolidated Financial
     Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards will be effective for the Trust for business combinations occurring on or after January 1, 2011.

     C. Financial Instruments - Disclosures

     The CICA issued amendments to Handbook Section 3862, Financial
     Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards "IFRS". The
     Trust will include these additional disclosures in its annual
     Consolidated Financial Statements for the year ending December 31,
     2009.

     D. International Financial Reporting Standards ("IFRS")

     In April 2008, the CICA published the exposure draft "Adopting IFRS in Canada". The exposure draft proposes to incorporate IFRS into the
     CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1,
     2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS.

     3.  CASH AND CASH EQUIVALENTS

     Cash equivalents are nil as at June 30, 2009 ($40 million in Canadian
     Treasury Bills as at December 31, 2008).

     4.  FINANCIAL ASSETS AND CREDIT RISK

     The majority of the credit exposure on accounts receivable at
     June 30, 2009 pertains to accrued revenue for June 2009 production volumes. The Trust transacts with a number of oil and natural gas marketing companies and commodity end users ("commodity purchasers").
     Commodity purchasers and marketing companies typically remit amounts to the Trust by the 25th day of the month following production.
     Joint interest receivables are typically collected within one to three months following production. At June 30, 2009, no one counterparty accounted for more than 25 per cent of the total accounts receivable balance and the largest commodity purchaser receivable balance is 100 per cent secured with Letters of Credit.

     During the first six months of 2009 the Trust did not record any provision for non-collectible accounts receivable. The Trust's allowance for doubtful accounts was $32 million as at June 30, 2009 and December 31, 2008 ($18 million as at June 30, 2008).

     When determining whether amounts that are past due are collectable, management assesses the credit worthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due. As at
     June 30, 2009, $2.4 million of accounts receivable are past due, excluding amounts described above, all of which are considered to be collectable.

     Maximum credit risk is calculated as the total recorded value of cash equivalents, accounts receivable, reclamation funds, and risk management contracts at the balance sheet date.

     5.  FINANCIAL LIABILITIES AND LIQUIDITY RISK

     Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they become due. The Trust actively manages its liquidity through cash, distribution policy, and debt and equity management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional Trust units.
     Management believes that future cash flows generated from these sources will be adequate to settle the Trust's financial liabilities.

     The following table details the Trust's financial liabilities as at
     June 30, 2009:

     ---------------------------------------------------------------------
     2 - 3      4 - 5     Beyond
     ($ millions)      1 year      years      years    5 years      Total
     ---------------------------------------------------------------------
     Accounts payable
     and accrued
     liabilities(1)    141.2          -          -          -     141.2
     Distributions
     payable(2)         18.2          -          -          -      18.2
     Risk management
     contracts(3)       16.6        0.1        0.2          -      16.9
     Senior secured
     notes and
     interest           41.7      130.6      148.0      184.5     504.8
     Revolving credit
     facilities            -      324.8          -          -     324.8
     Accrued long-term
     incentive
     compensation(1)       -       37.7          -          -       37.7
     ---------------------------------------------------------------------
     Total financial
     liabilities       217.7      493.2      148.2      184.5    1,043.6
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (1) Liabilities under the Whole Unit Plan represent the total amount expected to be paid out on vesting.
     (2) Amounts payable for the distribution represents the net cash payable after distribution reinvestment.
     (3) Amounts payable for the risk management contracts have been included at their intrinsic value.

     The Trust actively maintains credit and working capital facilities to ensure that it has sufficient available funds to meet its financial requirements at a reasonable cost. Refer to Note 6 for further details on available amounts under existing banking arrangements and
     Note 8 for further details on capital management.

     6.  LONG-TERM DEBT

     ---------------------------------------------------------------------
     June 30,  December 31,
     2009          2008
     ---------------------------------------------------------------------
     Revolving credit facilities
     Syndicated credit facility -
     Cdn$ denominated                           $  229.9      $  399.5
     Syndicated credit facility -
     US$ denominated                                94.2         240.6
     Working capital facility                         0.7           2.1
     Senior secured notes
     5.42% US$ Note                                  87.2          91.9
     4.94% US$ Note                                  13.9          14.7
     4.62% US$ Note                                  60.5          76.5
     5.10% US$ Note                                  72.7          76.5
     7.19% US$ Note                                  78.5             -
     8.21% US$ Note                                  40.7             -
     6.50% Cdn$ Note                                 29.0             -
     ---------------------------------------------------------------------
     Total long-term debt outstanding              $  707.3      $  901.8
     ---------------------------------------------------------------------

     Revolving Credit Facilities

     The Trust has an $800 million secured, annually extendible, financial covenant-based syndicated credit facility. The Trust also has in place a $25 million demand working capital facility. The working capital facility is secured and is subject to the same covenants as the syndicated credit facility.

     Borrowings under the syndicated credit facility bear interest at bank prime (2.25 per cent at June 30, 2009, four per cent at December 31,
     2008) or, at the Trust's option, Canadian dollar bankers' acceptances or U.S. dollar LIBOR loans, plus a stamping fee. At the option of the
     Trust, the lenders will review the syndicated credit facility each year and determine whether they will extend the revolving period for another year. In the event that the credit facility is not extended at any time before the maturity date, the loan balance will become repayable on the maturity date. The maturity date of the current syndicated credit facility is April 15, 2011. All drawings under the facility are subject to stamping fees depending on the ratio of consolidated long-term debt and letters of credit to annualized net income before non-cash items and interest expense. These stamping fees vary between a minimum of 60 basis points ("bps") to a maximum of 110 bps.

     As at June 30, 2009, the Trust had $1.9 million in letters of credit
     ($2 million in 2008), no subordinated debt, and was in compliance with all covenants.

     The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank ahead of cash distributions payable to unitholders. Should the properties securing this debt generate insufficient revenue to repay the outstanding balances; the unitholders have no direct liability.

     Senior Secured Notes

     During the second quarter, the Trust closed a private placement of long-term debt in the form of senior secured notes totaling
     US$125 million at a blended average interest rate of 7.47 per cent.
     The notes were offered in three tranches, one tranche of
     US$67.5 million senior notes with a five year average life repayable in years 2012 through 2016 issued at an interest rate of 7.19 per cent. The second tranche of US$35 million senior notes with a 10 year average life repayable in years 2017 through 2021, issued at an interest rate of 8.21 per cent. The third tranche of Cdn$29 million senior notes was issued with a five year average life repayable in years 2012 through 2016 and at an interest rate of 6.5 per cent.

     In the second quarter of 2009 ARC extended its uncommitted master shelf agreement from May 2009 to April 2012. The extended agreement allows for an aggregate draw of up to US$225 million (Cdn$261.6 million) in long-term notes at a rate equal to the related U.S.
     treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance. As at June 30, 2009, the Trust has drawn US$87 million (Cdn$ 101.1 million) under this agreement. These amounts are reflected in the above table.

     The fair value of senior secured notes as at June 30, 2009, is
     $368.5 million ($289.9 million as at December 31, 2008), and is calculated as the present value of principal and interest payments discounted at the Trust's credit adjusted risk free rate.

     Supplemental disclosures

     Amounts of US$16.4 million due under the senior notes and
     $0.7 million due under the Trust's working capital facility in the next 12 months have not been included in current liabilities as
     Management has the ability and intent to refinance this amount through the syndicated credit facility.

     Interest paid during the second quarter of 2009 was equal to interest expense ($1.3 million more than interest expense in the second quarter of 2008).

     During the second quarter of 2009, the weighted-average effective interest rate under the credit facility was 1.1 per cent (3.9 per cent in 2008) and 1.4 per cent for the six months ended June 30, 2009
     (4.2 per cent in 2008).

     At June 30, 2009, the Trust had approximately $648 million of total unused credit available.

     The Trust's total long-term debt is secured in the form of a floating charge on all lands and assignments and a negative pledge on petroleum and natural gas properties.

     7.  ASSET RETIREMENT OBLIGATIONS

     The following table reconciles the Trust's asset retirement obligations:

     ---------------------------------------------------------------------
     Six
     Months Ended    Year Ended
     June 30,  December 31,
     2009          2008
     ---------------------------------------------------------------------
     Balance, beginning of period                  $  141.5      $  140.0
     Increase in liabilities relating
     to development activities                         0.4           2.0
     Increase in liabilities relating
     to change in estimate                             0.5           2.6
     Settlement of reclamation
     liabilities during the period                    (2.9)        (12.4)
     Accretion expense                                  4.6           9.3
     ---------------------------------------------------------------------
     Balance, end of period                        $  144.1      $  141.5
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     The Trust's weighted average credit adjusted risk free rate as at
     June 30, 2009 was 6.5 per cent (6.6 per cent as at December 31,
     2008).

     8.  CAPITAL MANAGEMENT

     The Trust's objective when managing its capital is to maintain a conservative capital structure that will allow the Trust to:

     -  Fund its development and exploration program;
     -  Provide financial flexibility to execute on strategic
     opportunities;
     -  Maintain a level of distributions that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to unitholders; and
     -  Maintain a level of distributions which will transfer tax liabilities to unitholders and minimize taxes paid by the Trust.

     The Trust manages the following capital:

     -  Trust units and exchangeable shares;
     -  Long-term debt; and
     -  Working capital (defined as current assets less current liabilities excluding risk management contracts and future income taxes).

     When evaluating the Trust's capital structure, management's objective is to limit net debt to less than 2.0 times annualized cash flow from operating activities and 20 per cent of total capitalization. As at
     June 30, 2009 the Trust's net debt to annualized cash flow from operating activities ratio is 1.6 and its net debt to total capitalization ratio is 14.9 per cent.

     ---------------------------------------------------------------------
     June 30,  December 31,
     2009          2008
     ---------------------------------------------------------------------
     Long-term debt                                   707.3         901.8
     Accounts payable and accrued liabilities         136.0         194.4
     Distributions payable                             23.5          32.5
     Cash and cash equivalents, accounts
     receivable and prepaid expenses                (129.2)       (166.8)
     ---------------------------------------------------------------------
     Net debt obligations(1)                          737.6         961.9
     ---------------------------------------------------------------------
     Trust units outstanding and issuable for
     exchangeable shares (millions)                  237.1         219.2
     Trust unit price(2)                              17.81         20.10
     ---------------------------------------------------------------------
     Market capitalization(1)                       4,222.8       4,405.9
     Net debt obligations(1)                          737.6         961.9
     ---------------------------------------------------------------------
     Total capitalization(1)                        4,960.4       5,367.8
     ---------------------------------------------------------------------

     Net debt as a percentage of total
     capitalization                                  14.9%         17.9%
     Net debt obligations to annualized
     cash flow from operating activities              1.6           1.0
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (1) Market capitalization, net debt obligations and total
     capitalization as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.
     (2) TSX close price as at June 30, 2009 and December 31, 2008 respectively.

     The Trust manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. The Trust is able to change its capital structure by issuing new trust units, exchangeable shares, new debt or changing its distribution policy.

     In addition to internal capital management the Trust is subject to various covenants under its credit facilities. Compliance with these covenants is monitored on a quarterly basis and as at June 30, 2009 the Trust is in compliance with all covenants. Refer to Note 6 for further details.

     9.  MARKET RISK MANAGEMENT

     The Trust is exposed to a number of market risks that are part of its normal course of business. The Trust has a risk management program in place that includes financial instruments as disclosed in the risk management section of this note.

     ARC's risk management program is overseen by its Risk Committee based on guidelines approved by the Board of Directors. The objective of the risk management program is to support the Trust's business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates.

     In the sections below, Management has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on the Trust's net income. For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. For instance, trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar to the U.S. dollar and the West Texas Intermediate posting ("WTI") crude oil price.

     Commodity price risk

     The Trust's operational results and financial condition, and therefore the amount of distributions paid to unitholders, are largely dependent on the commodity prices received for oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on distributions to unitholders.

     ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk
     Management Contracts below). The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at June 30,
     2009. The sensitivity is based on a $15 increase and $15 decrease in the price of US$ WTI crude oil and $2 increase and $2 decrease in the price of Cdn$ AECO natural gas. The commodity price assumptions are based on Management's assessment of reasonably possible changes in oil and natural gas prices that could occur between June 30, 2009 and the Trust's next reporting date.

     ---------------------------------------------------------------------
     Increase in Commodity Price  Decrease in Commodity Price
     ---------------------------------------------------------------------
     ($ millions)  Crude oil     Natural gas     Crude oil    Natural gas
     ---------------------------------------------------------------------
     Net income
     (decrease)
     increase          (6.5)          (15.1)          5.7           16.6
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     As noted above, the sensitivities are hypothetical and based on
     Management's assessment of reasonably possible changes in commodity prices between the balance sheet date and the Trust's next reporting date. The results of the sensitivity should not be considered to be predictive of future performance. Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

     Interest Rate Risk

     The Trust has both fixed and variable interest rates on its debt.
     Changes in interest rates could result in a significant increase or decrease in the amount the Trust pays to service variable interest rate debt, potentially impacting distributions to unitholders.
     Changes in interest rates could also result in fair value risk on the
     Trust's fixed rate senior secured notes. Fair value risk of the senior secured notes is mitigated due to the fact that the Trust does not intend to settle its fixed rate debt prior to maturity.

     If interest rates applicable to floating rate debt were to have increased by 50 bps (0.5 per cent) it is estimated that the Trust's net income for the period ended June 30, 2009 would decrease by
     $1.2 million. Management does not expect interest rates to decrease.

     Foreign Exchange Risk

     North American oil and natural gas prices are based upon U.S. dollar denominated commodity prices. As a result, the price received by
     Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. In addition the Trust has US$
     denominated debt of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.
     Variations in the Canadian/U.S. dollar exchange rate could also have a significant positive or negative impact on distributions to unitholders.

     As at June 30, 2009 no risk management contracts pertaining to foreign exchange were outstanding.

     If foreign exchange rates applicable to U.S. denominated debt were to have increased or decreased by $0.10Cdn$/US$ it is estimated that the
     Trust's net income for the period ended June 30, 2009 would decrease or increase by $30 million, respectively. Increases and decreases in foreign exchange rates applicable to US$ payables and receivables would have a nominal impact on the Trust's net income for the period ended June 30, 2009.

     Risk Management Contracts

     The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices. The Trust considers all of these transactions to be effective economic hedges; however, the majority of the Trust's contracts do not qualify as effective hedges for accounting purposes.

     Following is a summary of all risk management contracts in place as at June 30, 2009 that do not qualify for hedge accounting:

     ---------------------------------------------------------------------
     Financial WTI Crude Oil Contracts In Conjunction with 2005 Redwater and North Pembina Cardium Unit Acquisition(1)
     ---------------------------------------------------------------------
     Bought      Sold      Sold
     Volume      Put       Put      Call
     Term                   Contract   bbl/d  US$/bbl   US$/bbl   US$/bbl
     ---------------------------------------------------------------------
     Jul-09  Dec-09       Put Spread   2,500   $55.00    $40.00         -
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
     Financial WTI Crude Oil Option Contracts(1)
     ---------------------------------------------------------------------
     Bought      Sold      Sold
     Volume      Put       Put      Call
     Term                   Contract   bbl/d  US$/bbl   US$/bbl   US$/bbl
     ---------------------------------------------------------------------
     Oct-09  Mar-10           Collar   1,000   $65.00         -    $80.00
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (1) Monthly average

     ---------------------------------------------------------------------
     Financial Cdn$ WTI Crude Oil Option Contracts(2)
     ---------------------------------------------------------------------
     Bought      Sold      Sold
     Volume      Put       Put      Call
     Term                   Contract   bbl/d Cdn$/bbl  Cdn$/bbl  Cdn$/bbl
     ---------------------------------------------------------------------
     1-Jul-09  30-Sep-09      Collar   3,000   $65.00         -    $75.00
     1-Oct-09  31-Dec-09      Collar   2,000   $65.00         -    $75.00
     1-Oct-09  31-Dec-09      Collar   1,000   $70.00         -    $80.00
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (2) Monthly average

     ---------------------------------------------------------------------
     Financial AECO Natural Gas Option Contracts(3)
     ---------------------------------------------------------------------
     Bought      Sold      Sold
     Volume      Put       Put      Call
     Term                   Contract    GJ/d  Cdn$/GJ   Cdn$/GJ   Cdn$/GJ
     ---------------------------------------------------------------------
     Jul-09  Oct-09           Collar  20,000    $4.00         -     $4.75
     Jul-09  Oct-09           Collar  20,000    $4.25         -     $5.00
     Jul-09  Dec-09     3-way collar  20,000    $6.50     $4.50     $8.00
     Nov-09  Dec-09           Collar  10,000    $5.25         -     $6.25
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     ---------------------------------------------------------------------
     Financial AECO Natural Gas Swap Contracts(3)
     ---------------------------------------------------------------------
     Bought
     Volume     Swap      Call
     Term                   Contract    GJ/d  Cdn$/GJ   Cdn$/GJ
     ---------------------------------------------------------------------
     Jul-09  Jul-09             Swap  20,000   $4.155         -
     Aug-09  Oct-09             Swap  10,000    $4.06         -
     Aug-09  Oct-09             Swap  10,000    $4.25     $6.00
     Nov-09  Dec-09             Swap  20,000   $4.155         -
     Jan-10  Dec-13             Swap   5,000    $6.80         -
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (3) AECO 7a monthly index

     ---------------------------------------------------------------------
     Energy Equivalent Swap
     ---------------------------------------------------------------------
     Term                     Contract            Volume             Swap
     ---------------------------------------------------------------------
     Financial AECO Natural
     Gas Sales Contract(4)
     Jul-09  Dec-09             Swap       10,000 GJ/d     Cdn$ 4.67/GJ
     Financial Cdn$ WTI
     Crude Oil Purchase
     Contract(5)
     Jul-09  Dec-09             Swap         650 bbl/d   Cdn$ 71.95/bbl
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (4) AECO 5a monthly index
     (5) Monthly average

     ---------------------------------------------------------------------
     Financial Basis Swap Contract(6)
     ---------------------------------------------------------------------
     Volume       Basis Swap
     Term                      Contract          mmbtu/d        US$/mmbtu
     ---------------------------------------------------------------------
     Jul-09  Oct-10      Basis Swap-L3d           50,000         ($1.0430)
     Nov-10  Oct-11       Basis Swap-Ld           15,000         ($0.4850)
     Nov-11  Oct-12       Basis Swap-Ld           15,000         ($0.4067)
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (6) Receive Nymex Last Day (Ld) or Last 3 Day (L3d); pay AECO 7a
     monthly index

     ---------------------------------------------------------------------
     Financial Electricity Heat Rate Contracts(7)
     ---------------------------------------------------------------------
     Heat
     Volume   AESO Power  AECO 5(a)  multiplied  Rate
     Term       Contract   MWh         $/MWh      $/GJ       by    GJ/MWh
     ---------------------------------------------------------------------
     Jan-10 -  Heat Rate             Receive  Pay AECO
     Dec-13     Swap       5           AESO       5(a)       x        90
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (7) Alberta Power Pool (monthly average 24x7), AECO 5a monthly index

     ---------------------------------------------------------------------
     Financial Electricity Contracts(8)
     ---------------------------------------------------------------------
     Volume       Basis Swap
     Term                      Contract              MWh       US$/mmbtu
     ---------------------------------------------------------------------
     Jul-09  Dec-12                Swap                5         $ 72.495
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (8) Alberta Power Pool (monthly average 24x7)

     Following is a summary of all risk management contracts in place as at June 30, 2009 that qualify for hedge accounting:

     ---------------------------------------------------------------------
     Financial Electricity Contracts(9)
     ---------------------------------------------------------------------
     Volume       Basis Swap
     Term                      Contract              MWh       US$/mmbtu
     ---------------------------------------------------------------------
     Jul-09  Dec-09                Swap               15           $59.33
     Jan-10  Dec-10                Swap                5           $63.00
     ---------------------------------------------------------------------
     (9) Alberta Power Pool (monthly average 24x7)

     At June 30, 2009, the fair value of the contracts that were not designated as accounting hedges was a loss of $3.8 million. The
     Trust recorded a gain on risk management contracts of $7.2 million in the statement of income for the six months ended June 30, 2009
     ($235.7 million loss in 2008). This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

     The following table reconciles the movement in the fair value of the
     Trust's financial risk management contracts that have not been designated as effective accounting hedges:

     ---------------------------------------------------------------------
     Six      Six
     Months   Months
     Ended    Ended
     June 30, June 30,
     2009     2008
     ---------------------------------------------------------------------
     Fair value, beginning of period                     $   3.4  $ (64.6)
     Fair value, end of period (1)                          (3.8)  (226.1)
     ---------------------------------------------------------------------
     Change in fair value of contracts in the period        (7.2)  (161.5)
     Realized gain (loss) in the period                     14.4    (74.2)
     ---------------------------------------------------------------------
     Gain (loss) on risk management contracts            $   7.2  $(235.7)
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (1) Intrinsic value of risk management contracts not designated as effective accounting hedges equals a loss of $1.2 million at
     June 30, 2009 ($222.1 million loss at June 30, 2008).

     During 2007 the Trust entered into treasury rate lock contracts in order to manage the Trust's interest rate exposure on future debt issuances. During 2008 it was determined that the previously anticipated debt issuance was no longer expected to occur and the associated treasury rate lock contracts were unwound at a loss of
     $13.6 million. The loss was reclassified from Other Comprehensive
     Income ("OCI"), net of tax of $10 million and recognized in net income.

     The Trust's electricity contracts are intended to manage price risk on electricity consumption. Portions of the Trust's financial electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized loss of $0.9 million and $0.8 million for the three and six months ended June 30, 2009
     (gain of $1.5 million and $2 million respectively in 2008) has been included in operating costs on these electricity contracts. The accumulated unrealized fair value gain of $0.1 million on these contracts has been recorded on the Consolidated Balance Sheet at June
     30, 2009 with the movement in fair value recorded in OCI, net of tax.
     The fair value movement for the six months ended June 30, 2009 is an unrealized loss of $3.2 million. As at June 30, 2009 $0.1 million of the unrealized fair value gain is attributed to contracts that will settle over the next twelve months. The following table reconciles the movement in the fair value of the Trust's financial risk management contracts that have been designated as effective accounting hedges:

     ---------------------------------------------------------------------
     Six      Six
     Months   Months
     Ended    Ended
     June 30, June 30,
     2009     2008
     ---------------------------------------------------------------------
     Fair value, beginning of period                     $   3.3  $  (3.4)
     Change in fair value of financial electricity
     contracts                                             (3.2)     1.4
     Change in fair value of treasury rate lock contracts
     prior to de-designation                                  -     (6.2)
     Reclassification of loss on treasury rate lock
     contracts to net income                                  -     13.6
     ---------------------------------------------------------------------
     Fair value, end of period(1)                        $   0.1  $   5.4
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (1) Intrinsic value of risk management contracts designated as effective accounting hedges equals a gain of $0.1 million at
     June 30, 2009 ($5.3 million gain at June 30, 2008).

     All of the Trust's risk management contracts are transacted in liquid markets fair values are determined using a valuation model based on published, third party, and market based price and rate information.

     10. EXCHANGEABLE SHARES

     ---------------------------------------------------------------------
     Six
     Months Ended    Year Ended
     June 30,  December 31,
     (units thousands)                                 2009          2008
     ---------------------------------------------------------------------
     Balance, beginning of period                     1,092         1,310
     Exchanged for trust units(1)                      (159)         (218)
     ---------------------------------------------------------------------
     Balance, end of period                             933         1,092
     Exchange ratio, end of period                  2.63365       2.51668
     Trust units issuable upon conversion, end
     of period                                        2,457         2,748
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (1) During the first six months of 2009, 159,171 ARL exchangeable shares were converted to trust units at an average exchange ratio of 2.55444, compared to 218,455 exchangeable shares at an average exchange ratio of 2.36901 during the year ended 2008.

     Following is a summary of the non-controlling interest for 2009 and
     2008:

     ---------------------------------------------------------------------
     Six
     Months Ended    Year Ended
     June 30,  December 31,
     (units thousands)                                 2009          2008
     ---------------------------------------------------------------------
     Non-controlling interest, beginning of period  $  42.4       $  43.1
     Reduction of book value for conversion to
     trust units                                      (6.2)         (7.6)
     Current period net income attributable to
     non-controlling interest                          0.9           6.9
     ---------------------------------------------------------------------
     Non-controlling interest, end of period           37.1          42.4
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     Accumulated earnings attributable to
     non-controlling interest                      $  41.9       $  41.0
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     11. UNITHOLDERS' CAPITAL

     ---------------------------------------------------------------------
     Six Months Ended       Year Ended
     June 30, 2009    December 31, 2008
     ---------------------------------------------------------------------
     Number             Number
     of trust           of trust
     (units thousands)                  units        $     units       $
     ---------------------------------------------------------------------
     Balance, beginning of
     period                           216,435  2,600.7  210,232  2,465.7
     Issued for cash                    15,474    253.0        -        -
     Issued on conversion of ARL
     exchangeable shares (Note 10)       407      6.2      517      7.6
     Issued on exercise of employee
     rights                                 -        -      238      4.2
     Distribution reinvestment program   2,351     35.6    5,448    123.2
     Trust unit issue costs, net of
     tax (1)                                -    (11.1)       -        -
     ---------------------------------------------------------------------
     Balance, end of period            234,667  2,884.4  216,435  2,600.7
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (1) Amount is net of tax of $2 million for the period ended June
     30, 2009.

     Net income per trust unit has been determined based on the following:

     ---------------------------------------------------------------------
     Three Months Ended  Six Months Ended
     June 30           June 30
     (units thousands)                    2009     2008     2009     2008
     ---------------------------------------------------------------------
     Weighted average trust units(1)   234,173  212,539  230,346  211,783
     Trust units issuable on
     conversion of exchangeable
     shares(2)                          2,457    2,693    2,457    2,693
     Dilutive impact of rights(3)            -       11        -       96
     ---------------------------------------------------------------------
     Diluted trust units and
     exchangeable shares              236,630  215,243  232,803  214,572
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (1) Weighted average trust units exclude trust units issuable for exchangeable shares.
     (2) Diluted trust units include trust units issuable for outstanding exchangeable shares at the year-end exchange ratio.
     (3) There are no rights outstanding as of June 30, 2009 and therefore, no dilutive impact.  Previously outstanding rights were dilutive and therefore were included in the diluted unit calculation for 2008.

     Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

     12. DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

     ---------------------------------------------------------------------
     June 30,  December 31,
     2009          2008
     ---------------------------------------------------------------------
     Accumulated earnings                        $  2,812.5     $ 2,724.1
     Accumulated distributions                     (3,384.0)     (3,227.0)
     ---------------------------------------------------------------------
     Deficit                                     $   (571.5)    $  (502.9)
     Accumulated other comprehensive (loss)
     income                                           (0.6)          1.9
     ---------------------------------------------------------------------
     Deficit and accumulated other
     comprehensive (loss) income                $   (572.1)    $  (501.0)
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     The accumulated other comprehensive (loss) income balance is composed of the following items:

     ---------------------------------------------------------------------
     June 30,  December 31,
     2009          2008
     ---------------------------------------------------------------------
     Unrealized gains and  losses on financial
     instruments designated as cash flow
     hedges                                     $     (0.2)    $     2.0
     Net unrealized gains and losses on
     available-for-sale reclamation funds'
     investments                                      (0.4)         (0.1)
     ---------------------------------------------------------------------
     Accumulated other comprehensive (loss)
     income, end of period                      $     (0.6)    $     1.9
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     13. RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND
     DISTRIBUTIONS

     Distributions are calculated in accordance with the Trust Indenture.
     To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

     Three Months Ended        Six Months Ended
     June 30                 June 30
     2009        2008        2009        2008
     ---------------------------------------------------------------------
     Cash flow from
     operating activities  $   104.3   $   273.4   $   228.6   $   483.4
     Deduct:
     Cash withheld to fund
     current period
     capital expenditures    (27.0)     (125.4)      (70.8)     (205.3)
     Net reclamation fund
     (contributions)
     withdrawals              (2.3)       (3.3)       (0.8)       (6.6)
     ---------------------------------------------------------------------
     Distributions(1)            75.0       144.7       157.0       271.5
     Accumulated
     distributions,
     beginning of period     3,309.0     2,783.8     3,227.0     2,657.0
     ---------------------------------------------------------------------
     Accumulated
     distributions,
     end of period         $ 3,384.0   $ 2,928.5   $ 3,384.0   $ 2,928.5
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     Distributions per
     unit(2)               $    0.32   $    0.68   $    0.68   $    1.28
     Accumulated dist-
     ributions per unit,
     beginning of period   $   24.06   $   21.63   $   23.70   $   21.03
     Accumulated dist-
     ributions per unit,
     end of period(3)      $   24.38   $   22.31   $   24.38   $   22.31
     ---------------------------------------------------------------------
     (1) Distributions include accrued and non-cash amounts of
     $11.9 million and $25.7 million for the three and six months ended June 30, 2009 ($38 million and $63 million for the same periods in 2008).
     (2) Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.
     (3) Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of the Trust in July 1996.

     14. WHOLE TRUST UNIT INCENTIVE PLAN

     Compensation expense associated with the Whole Trust Unit Incentive
     Plan ("the Whole Unit Plan") is granted in the form of Restricted
     Trust Units ("RTUs") and Performance Trust Units ("PTUs") and is
     determined based on the intrinsic value of the Whole Trust Units at each period end.

     The Trust recorded non-cash compensation (recovery) expense of
     $(3.6) million and $0.1 million to general and administrative and operating expenses, respectively, and capitalized $(0.4) million to property, plant and equipment in the six months ended June 30, 2009 for the estimated change in the Plan liability ($10.2 million,
     $1.8 million, and $2.2 million as expense for the six months ended
     June 30, 2008). The non-cash compensation (recovery) expense was based on the June 30, 2009 unit price of $17.81 ($33.95 at June 30,
     2008), accrued distributions, a performance multiplier, and the estimated number of units to be issued on maturity.

     The following table summarizes the RTU and PTU movement for the six months ended June 30, 2009:

     ---------------------------------------------------------------------
     Number of     Number of
     RTUs          PTUs
     (thousands)   (thousands)
     ---------------------------------------------------------------------
     Balance, beginning of period                       756           959
     Granted                                            412           379
     Vested                                            (180)         (154)
     Forfeited                                          (34)          (17)
     ---------------------------------------------------------------------
     Balance, end of period                             954         1,167
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------

     The change in the net accrued long-term incentive compensation liability relating to the Whole Trust Unit Incentive Plan can be reconciled as follows:

     ---------------------------------------------------------------------
     June 30,  December 31,
     2009          2008
     ---------------------------------------------------------------------
     Balance, beginning of period                   $  31.9       $  30.3
     Change in net liabilities in the period
     General and administrative expense                (3.6)          1.1
     Operating expense                                  0.1          (0.1)
     Property, plant and equipment                     (0.4)          0.6
     ---------------------------------------------------------------------
     Balance, end of period(1)                      $  28.0       $  31.9
     ---------------------------------------------------------------------
     Current portion of liability                      16.3          18.8
     ---------------------------------------------------------------------
     Accrued long-term incentive compensation       $  12.3       $  14.2
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (1) Includes $0.6 million of recoverable amounts recorded in accounts receivable as at June 30, 2009 ($0.9 million for 2008).

     During the first six months of 2009 cash payments of $7.8 million were made to employees relating to the Whole Unit Plan compared to
     $18.5 million in 2008. In October 2008, vesting periods were revised from April and October to March and September of each year commencing in 2009.

     15. COMMITMENTS AND CONTINGENCIES

     Following is a summary of the Trust's contractual obligations and commitments as at June 30, 2009:

     ---------------------------------------------------------------------
     Payments due by period
     ---------------------------------------------------------------------
     2-3      4-5   Beyond
     1 year    years    years  5 years    Total
     ---------------------------------------------------------------------
     Debt repayments(1)          19.1    413.8    118.1    156.3    707.3
     Interest payments(2)        22.6     41.6     29.9     28.2    122.3
     Reclamation fund
     contributions(3)            5.3      9.5      8.3     67.9     91.0
     Purchase commitments        15.7     12.5      4.8      3.5     36.5
     Transportation
     commitments(4)              2.2     19.2     27.2      9.2     57.8
     Operating leases             6.3      9.5     14.7     78.2    108.7
     Risk management contract
     premiums(5)                 8.8        -        -        -      8.8
     ---------------------------------------------------------------------
     Total contractual
     obligations                80.0    506.1    203.0    343.3  1,132.4
     ---------------------------------------------------------------------
     ---------------------------------------------------------------------
     (1) Long-term and short-term debt, excluding interest.
     (2) Fixed interest payments on senior secured notes.
     (3) Contribution commitments to a restricted reclamation fund associated with the Redwater property.
     (4) Fixed payments for transporting production from the Dawson gas plant, expected to be operational in early 2010.
     (5) Fixed premiums to be paid in future periods on certain commodity risk management contracts.

     In addition to the above Risk management contract premiums, the Trust has commitments related to its risk management program (see Note 9).

     The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period. The Trust's 2009 capital budget has been set at $350 million.
     This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

     The 2009 capital budget of $350 million includes approximately
     $11 million for leasehold development costs related to the Trust's new office space in downtown Calgary. These costs will be incurred throughout 2009 with additional amounts to be incurred in 2010. The operating lease commitments for the new space are included in the table above.

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust's financial position or results of operations and therefore the above table does not include any commitments for outstanding litigation and claims.

     Boe conversion ratio for natural gas of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     FORWARD-LOOKING INFORMATION AND STATEMENTS

     This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective",
"ongoing", "may", "will", "project", "should", "believe", "plans", "intends",
"strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: the volumes and estimated value of ARC's oil and gas reserves; the life of ARC's reserves; the volume and product mix of ARC's oil and gas production; future oil and natural gas prices and ARC's commodity risk management programs; the amount of future asset retirement obligations;
future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; future development, exploration, acquisition and development activities
(including drilling plans) and related capital expenditures, future tax treatment of income trusts and future taxes payable by ARC; and ARC's tax pools.
     The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of
ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserve and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures; ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices;
changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets;
increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).
     The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with a current enterprise value of approximately $4.7 billion.
The Trust expects 2009 oil and gas production to average 63,000 to 64,000 of barrels of oil equivalent per day from six core areas in western Canada. ARC
Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX. ARC Energy Trust trades on the
TSX under the symbol AET.UN and its exchangeable shares trade under the symbol
ARX.

     <<
     ARC RESOURCES LTD.

     John P. Dielwart,
     Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9, www.arcenergytrust.com/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 18:00e 06-AUG-09